SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Six Months Ended June 30, 2024

GATC HEALTH CORP

(Exact name of issuer as specified in its charter)

Wyoming	85-1074632
(State or other Jurisdiction of	I.R.S. Employer-
Incorporation or Organization	Identification No.)

2030 Main Street, Suite 660, Irvine, California 92614

(Address of Principal Executive Offices and zip code)

(833) 333-4282

(Issuer's Telephone Number, including Area Code)

Table of Contents for Part II

PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our plan of operation and financial condition should be read in conjunction with the financial statements and related notes that appear elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in “Risk Factors” in our Annual Report for the year ended December 31, 2023 and elsewhere in this report. All forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

Corporate Background

We were incorporated on May 16, 2020 and are engaged in the business of utilizing advanced, proprietary artificial intelligence for drug discovery and improved disease detection. Our AI platform analyzes human DNA and multiomics data to create valuable intellectual property and to provide products and services for our customers that are faster, more cost effective and accurate than our competitors.  We have twelve wholly owned subsidiaries. We were the majority shareholder of GATC Rx Corp. until acquiring the remaining 36.6% of minority interests in GATC Rx in August 2021 in exchange for 5,304,000 shares of our common stock, GATC West Virginia, Inc. (formed in February 2022), and GATC Canada, Inc. were formed in 2023 and have had no material operations to date. We operate in West Virginia through our subsidiary GATC West Virginia, Inc. In April 2022, we acquired the assets of GATC DB Care, a company affiliated with management, and thus reacquired the license previously issued to that entity relating to diabetes. We also have formed nine subsidiaries to hold patent rights to some of our drug molecules discovered to date with a view to developing the molecules with potential joint venture partners. AI Naturals, formerly known as GATC Naturals Corp and GATC Canna Corp, is not a subsidiary of the Company but for the periods presented in this Semiannual Report is considered to be a variable interest entity, or VIE, and its financial statements for those periods are presented in footnote 11 to our consolidated financial statements.

All share numbers in this Report have been adjusted for one-for-one stock splits effected in August 2021 and June 2023.

Where You Can Find our Reports

Any person may read and copy our reports with the Securities and Exchange Commission at the Commission’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Room by calling the Commission toll free at 1-800-SEC-0330. The Commission also maintains an Internet site at http://www.sec.gov where reports, proxies and other disclosure statements on public companies may be viewed by the public.

Financing Transactions

Preferred Stock

At an annual shareholders meeting held on June 7, 2021, the shareholders approved an amendment to the Articles of Incorporation which (a) authorizes the issuance of up to 10,000,000 shares of preferred stock, $0.0001 par value, which may be issued with such rights, preferences and designation and to be issued in such series as determined by the Board of Directors; (b) provides for the issuance of up to 1,500,000 shares of Series A Convertible Preferred Stock, each share of which is convertible into 40 shares of Common Stock (as adjusted) and has 400 votes (as adjusted) per share; and provides for a classified board of directors. Following the annual meeting, holders of 32,800,000 shares of common stock (“Holders”) elected to exchange 8,200,000 common shares for an aggregate of 820,000 shares of Series A Convertible Preferred Stock. Through June 30, 2024, holders of Series A Convertible Preferred Stock had converted 188,951 shares into 7,558,040 shares of common stock. Subsequent to June 30, 2024, holders of Series A Convertible Preferred Stock converted 20,000 preferred shares into 800,000 shares of common stock.

The holders of Series A Convertible Preferred Stock have various rights and preferences as follows:

Dividend Provisions - The holders of the Series A Convertible Preferred Stock are entitled to receive dividends in kind or cash when, and if declared by the Company’s board of directors. As of June 30, 2024, no dividends have been declared or paid.

In terms of dividend payment rights, holders of convertible preferred shares are on a parity with holders of common stock.

Voting Rights - Each holder of shares of Series A Convertible Preferred Stock is entitled to 400 votes per share on all matters submitted to a vote of the shareholders of the Company.

The preferred stockholders vote together with common stock as one class on all matters submitted to a vote of the shareholders of the Company.

Liquidation Rights - In the event of any voluntary or involuntary liquidation, dissolution, or winding-up or deemed liquidation event of the Company, the holders of the Series A Convertible Preferred Stock are entitled to receive an amount at the same time and on parity with holders of common stock on an as converted basis. The liquidation preference for the holders of the Series A Convertible Preferred Stock is approximately $126 million as of June 30, 2024.

Conversion Rights - The holders of the Series A Convertible Preferred Stock have the right to convert their shares into shares of common stock of the Company. Each share of preferred stock is convertible at the option of the holder at any time into forty (40) shares of common stock at the initial conversion price, subject to customary adjustments such as, stock splits, stock dividends, combinations or recapitalizations.

Consolidation, Merger, etc. – Should the Company enter into any consolidation, merger, combination, or other transaction in which shares of common stock are exchanges into other stock or cash, then each share of Series A Convertible Preferred Stock shall be exchanged or changed into an amount per share, subject to adjustments, equal to the conversion rate then in effect.

Protective Provisions – So long as the preferred stock as originally issued (as adjusted for any stock splits, stock dividends, combinations or recapitalizations) remains outstanding, the Company shall not alter or change the rights, preferences, privileges and restrictions of any series of Series A Convertible Preferred Stock without the affirmative vote of the holders of two-thirds of the outstanding shares of Series A Convertible Preferred Stock.

Common Stock

We have authorized an unlimited number (increased in 2022 from 100,000,000) shares of common stock, $0.0001 par value, of which 69,653,663 and 63,089,069 shares are outstanding as of June 30, 2024 and December 31, 2023, respectively.

On December 3, 2021, the Company initiated a private offering to sell up to 2,000,000 units at a price of $5.00 per unit.  Each unit consists of two shares of the Company’s common stock, two Class A warrants and two Class B warrants with each warrant entitling the holder to purchase an additional share of common stock at a price of $2.50 and $5.00 per share, respectively, until December 31, 2023. Upon certain events, the warrants are callable at the option of the Company provided that the Company has filed a registration statement covering the common stock underlying the warrants. During the year ended December 31, 2023, a total of 2,048,300 units were sold to accredited investors at a price of $2.50 per share totaling $4,963,750. This offering closed in June 2023.

On July 14, 2023, the Company initiated a private offering to sell up to 5,000,000 shares of common stock at a price of $5.00 per share.  Through December 31, 2024 and December 31, 2023, the Company has sold 2,811,188 and 364,546 shares of common stock to accredited investors at a price of $5.00 per share totaling $13,830,944 and $1,822,730, respectively.

On March 1, 2023, the Company issued 110,000 common shares valued at $206,250 (based on the estimated fair value of the stock on the date of issuance), respectively, for prepaid legal services.

During the six months ended June 30, 2024 and 2023, the Company issued 197,164 and 109,000 common shares valued at $985,820 and $204,375 (based on the estimated fair value of the stock on the date of issuance), respectively, for services rendered.

During the six months ended June 30 2024 and 2023, the Company incurred offering costs totaling $1,411,026 and $615,378, respectively, in conjunction with its equity financings.

In contemplation of receiving an equity investment in the GATC West Virginia, Inc. subsidiary from the West Virginia Jobs Investment Trust in February 2024, the Company issued 1,000,000 shares of our common stock to that subsidiary as a contribution to capital.

During the six months ended June 30, 2024, we sold 1,506,020 shares for $7,530,100 at a price of $5 per share from the continuation of the share offering, less offering costs of $1,411,026; issued 197,164 shares of common stock for services valued at $985,820, and received $4,028,140 from the exercise of outstanding options and warrants. Our GATC West Virgina subsidiary issued 400,000 shares of its Class B Common Stock (convertible in the aggregate into 400,000 shares of our common stock owned by that subsidiary) at a price of $5.00 per share in connection with its financing agreement with the West Virginia Jobs Investment Trust.

Options

During the six months ended June 30, 2024, holders of options exercised 533,332 options into 533,332 common shares and paid $399,999. No options were exercised during the six months ended June 30, 2023.

During the six months ended June 30, 2024 and 2023, the Company granted options to purchase 19,168,000 (9,493,000 options issued to employees and 9,675,000 issued to consultants) and 19,243,000 (9,838,000 options issued to employees and 9,405,000 issued to consultants) shares of common stock, valued at $46,935,854 and $15,558,328 (based on the Black-Scholes options pricing method on the date of grant), respectively. The options are exercisable for a period of one to five years at a price of $1.75 to $5.00 per share in whole or in part, and vesting immediately. During the six months ended June 30, 2024 and 2023, the Company recognized $46,682,004 and $15,812,246 in stock-based compensation from vested options.

In February 2024, the Company extended the term on 2,810,000 of its outstanding options that expired in 2024 resulting in a modification of the options valued at $187,076 (based on the Black-Scholes options pricing method on the modification date).

On December 18, 2024, the Company extended the term of 55,987,012 of its outstanding options to December 31, 2029 and reduced the exercise price on certain awards from $2.50 to $0.01 resulting in a modification of the options valued at $15,014,752 (based on the Black Scholes options pricing method on the modification date).

Warrants

During the six months ended June 30, 2024, holders of Class A and B warrants exercised 1,601,929 warrants into 1,601,929 common shares and paid $3,628,141.

In November 2023, the Company offered a short-term inducement to the Company’s warrant holders in which the Company amended the exercise price of the Class A warrant from $2.50 per share to $2.00 per share and the Class B warrant from $5.00 per share to $4.00 per share. All other terms of the original grants remain the same.

On May 10, 2023, the Company extended the term of its outstanding warrants from December 31, 2023 to December 31, 2026. Management estimates the incremental fair value of this modification to be approximately $3,900,000, and such amounts have been accounted for as equity-related costs.

The warrant modifications were accounted for as capital transactions and had no impact on the statement of operations, with the effects recorded in additional paid-in capital.

Limited Operating History; Need for Additional Capital

There is limited historical financial information about us on which to base an evaluation of our performance. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, and possible budget overruns due to increases in the cost of services. To become profitable and competitive, we must receive substantial additional capital. We have no assurance that future financing will materialize. If that financing is not available, we may be unable to continue operations.

Overview of Presentation

The following Management’s Discussion and Analysis (“MD&A”) or Plan of Operations includes the following sections for the periods presented:

●Results of Operations

●Liquidity and Capital Resources

●Capital Expenditures

●Going Concern

●Critical Accounting Policies

●Off-Balance Sheet Arrangements

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

How We Generate Revenue

In accordance with ASC 606, Revenue from Contracts with Customers, the Company recognizes revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. At contract inception, the Company assesses the services promised in our contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or bundle of services) that is distinct. To identify the performance obligations, the Company considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. The Company allocates a transaction price to respective performance obligations.

We currently have three potential sources of revenue.  We develop novel pharmaceutical compounds utilizing our AI-based drug discovery platform. Secondly, we also are able to predict, with a high degree of accuracy, the eventual success of human clinical trials using this platform. In 2024, we entered into an agreement with a third party for analysis of proposed clinical trials in connection with that third party’s assessment of underwriting risk in connection with an insurance product marketed by the third party. Finally, we are able to derisk proposed pharmaceuticals and/or repurpose them for other uses using our platform. We also develop Engines for the prediction and preventative care for a number of disease conditions. Although we believe that this latter revenue source will be able to generate revenue for us in the future, we are not devoting a significant percentage of management time and financial resources to this portion of our business due to third party interest in our AI-based pharmaceutical business.

General and administrative expenses consist primarily of personnel costs and professional fees required to support our operations and growth.

Research and development expenses consist primarily of personnel costs, professional fees, and technological costs required to enhance our Operon™ (formerly known as MAT®) platform.

Depending on the extent of our future growth, we may experience significant strain on our management, personnel, and information systems. We will need to implement and improve operational, financial, and management information systems. In addition, we are implementing new information systems that will provide better record-keeping. However, there can be no assurance that our management resources or information systems will be sufficient to manage any future growth in our business, and the failure to do so could have a material adverse effect on our business, results of operations and financial condition.

Results of Operations

Six Months Ended June 30, 2024 Compared to the Six Months Ended June 30, 2023.

The following discussion represents a comparison of our results of operations for the six months ended June 30, 2024 and 2023. In the opinion of management, the consolidated financial statements recognize all adjustments of a normal recurring nature considered necessary to fairly state our financial position, results of operations and cash flows for the periods presented.

	Six Months Ended June 30,
	2024	2023
Net revenues	$31,250	$31,250
Cost of sales	-	1,500
Gross profit	31,250	29,750

Operating expenses:
Research and development	26,692,579	9,251,491
Marketing expenses	15,408,223	4,433,230
General and administrative	8,568,090	6,006,392
Total operating expenses	50,668,892	19,691,113

Other (income) expense	(86,257)	3,466
Net loss	$(50,551,385)	$(19,664,829)
Less: net income (loss) attributable to the noncontrolling interest	22,792	(249,022)
Net loss attributable to GATC Health	$(50,574,177)	$(19,415,807)

Revenues

We had revenues of $31,250 for the six months ended June 30, 2024, compared to revenues of $31,250 for the six months ended June 30, 2023. All revenues to date have been derived from license revenue of AI Naturals, a consolidated variable interest entity (“VIE”) amortized over the life of its license agreement with Self Help America Holdings, LLC.

Operating Expenses

Operating expenses increased by $30,977,779, or 157.3%, to $50,668,892 for the six months ended June 30, 2024 from $19,691,113 for the six months ended June 30, 2023 primarily due to increases in research and development expenses of $17,441,088, or 188.5%, increases in marketing costs of $10,974,993, or 247.6%, and increases in general and administrative costs of $2,561,698, or 42.6%. As a result of our increased our marketing efforts, increased our information technology infrastructure, and have increased consulting fees.

Other Expense (Income)

Other expense (income) for the six months ended June 30, 2024 totaled $86,257 primarily due investment expense of $81,198, and other income of $5,059, compared to other expense of $3,466 primarily due interest expense for the six months ended June 30, 2023.

Net Loss

Net loss for the six months ended June 30, 2024 was $50,551,385, compared to $19,664,829 for the six months ended June 30, 2023, or an increase of $30,886,556, or 157.1%, primarily due to increases in research and development costs, marketing expenses, consulting fees, professional fees, rent expense, compensation expense, and general and administrative expenses, offset primarily by decreases in travel costs. These amounts include a gain of $22,792 and a loss of $249,022 attributable to our non-controlling interest in AI Naturals for the six months ended June 30, 2024 and 2023, respectively.

Assets and Liabilities

Assets were $12,568,273 as of June 30, 2024. Assets consisted of cash of $7,928,436, notes receivable - related party of $37,268, prepaid services of $2,946,947, other current assets of $407,007, property and equipment of $281,115, intangible assets of $244,300, operating lease right-of-use assets of $695,526, and other assets of $27,674. Liabilities were $4,717,705 as of June 30, 2024. Liabilities consisted of current and non-current contract liability of $1,156,250, accounts payable of $589,271, accounts payable – related parties of $99,921, current and non-current loans payable of $170,000, current and non-current operating lease liabilities of $721,619, income tax payable of $1,865,088, and other current liabilities of $115,556.

Liquidity and Capital Resources

General – Overall, we had an increase in cash for the six months ended June 30, 2024 of $7,061,176 resulting from cash provided by financing activities of $12,137,214, offset partially by cash used in operating activities of $5,076,038. The following is a summary of our cash flows provided by (used in) operating, investing, and financing activities during the periods indicated:

	Six Months Ended June 30,
	2024	2023

Net cash provided by (used in):
Operating activities	$(5,076,038)	$(3,838,642)
Investing activities	-	(186,237)
Financing activities	12,137,214	3,923,372
	$7,061,176	$(101,507)

Cash Flows from Operating Activities – For the six months ended June 30, 2024, net cash used in operations was $5,076,038 compared to net cash used in operations of $3,838,642 for the six months ended June 30, 2023. Net cash used in operations was primarily due to a net loss of $50,551,385 for the six months ended June 30, 2024 and the changes in operating assets and liabilities of $508,396, primarily due to the change in accounts payable of $283,348, operating lease liabilities of $133,325, contract liability of $31,250, other current assets of $145,440, and other assets of $959, offset primarily by changes in notes receivable - related party of $25,000, accounts payable – related parties of $34,046, and other current liabilities of $26,880. In addition, net cash used in operating activities includes adjustments to reconcile net profit from depreciation expense of $69,931, amortization expense of $49,300, amortization of the right-of-use assets of $154,846, stock issued for services of $642,070, options issued for services of $44,896,736, the loss on modification of options of $187,076, and the impairment of intangible assets of $16,216.

For the six months ended June 30, 2023, net cash used in operations was primarily due to a net loss of $19,664,829 and the changes in operating assets and liabilities of $307,306, primarily due to the changes in other current assets of $740,294, offset primarily by changes in accounts payable of $108,089, accounts payable – related parties of $18,383, contract liability of $302,083, and other current liabilities of $4,433. In addition, net cash used in operating activities includes adjustments to reconcile net profit from depreciation expense of $53,827, amortization expense of $63,045, stock issued for services of $204,375, and options issued for services of $15,812,246.

Cash Flows from Investing Activities – For the six months ended June 30, 2024, net cash provided by investing was $0. For the six months ended June 30, 2023, net cash used in investing was $186,237 due to purchases of property and equipment of $86,237 and purchases of intangible assets of $100,000.

Cash Flows from Financing Activities – For the six months ended June 30, 2024, net cash provided by financing was $12,137,214 due proceeds from the issuance of common stock for cash in conjunction with $5.00 per share private placement of $7,530,100, the issuance of GATC WV common stock for cash for $5.00 per share of $2,000,000, the exercise of warrants of $3,628,141, and the exercise of options of $399,999, partially offset by offering costs in conjunction with financings of $1,411,026 and repayment of loans payable of $10,000. For the six months ended June 30, 2023, net cash provided by financing was $3,923,372 due to proceeds from the issuance of common stock and warrants for cash in conjunction with the $2.50 per unit private placement of $4,538,750, partially offset by offering costs in conjunction with financings of $615,378.

Financing – We expect that our current working capital position, together with our expected future cash flows from operations will be insufficient to fund our operations in the ordinary course of business, anticipated capital expenditures, and other contractual obligations for at least the next twelve months. We have been financing operations by sales of our debt and equity securities, and anticipate that we will continue to be successful in raising sufficient capital to execute of our business plan. However, this belief is based upon many assumptions and is subject to numerous risks, and there can be no assurance that we will be able to obtain required funding in the future.

We have no present agreements or commitments with respect to any material acquisitions of other businesses, products, product rights or technologies or any other material capital expenditures. However, we will continue to evaluate acquisitions of and/or investments in products, technologies, capital equipment or improvements or companies that complement our business and may make such acquisitions and/or investments in the future. Accordingly, we may need to obtain additional sources of capital in the future to finance any such acquisitions and/or investments. We may not be able to obtain such financing on commercially reasonable terms, if at all. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our shareholders, in the case of equity financing.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.  We had accumulated deficits of $119,253,463 and $68,679,286 as of June 30, 2024 and December 31, 2023, respectively; had working capital of $10,039,963 and $710,988 at June 30, 2024 and December 31, 2023; had a net loss of $50,551,385 and $19,664,829 for the six months ended June 30, 2024 and 2023, respectively, and net cash used in operating activities of $5,076,038 and $3,838,642 for the six months ended June 30, 2024 and 2023, with limited revenue earned since inception, and a lack of operational history.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.

While we are attempting to expand operations and generate revenues from product sales through licensing agreements and co-development agreements, we have not yet finalized development, nor have we generated sufficient cash flow from operations, and our cash position may not be significant enough to support our daily operations. Management intends to raise additional funds by way of a private offering. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for us continue as a going concern. While management believes in the viability of its strategy to generate revenues and in its ability to raise additional funds or transact an asset sale, there can be no assurances to that effect or on terms acceptable to us. The ability of the Company to continue as a going concern is dependent upon our ability to raise capital, further implement its business plan, and generate revenues.

The consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Critical Accounting Policies

The Commission has defined a company’s critical accounting policies as the ones that are most important to the portrayal of its financial condition and results of operations and which require the most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies that are significant to understanding our results.

The following are deemed to be the most significant accounting policies affecting us.

Revenue Recognition

In accordance with ASC 606, Revenue from Contracts with Customers, the Company recognizes revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. At contract inception, the Company assesses the services promised in our contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or bundle of services) that is distinct. To identify the performance obligations, the Company considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. The Company allocates a transaction price to respective performance obligations.

Intangible Assets

Intangible assets consist primarily of capitalized software and acquired research.  There were no patent rights in 2024. Capitalized software is amortized on a straight-line basis over a two year life and patent rights are amortized over the remaining life of the patents.

Stock Based Compensation

In accordance with ASC No. 718, Compensation – Stock Compensation (“ASC 718”), stock-based compensation issued to employees, consultants, and members of our board of directors is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The grant date fair value of a stock-based award is recognized as an expense over the requisite service period of the award on a straight-line basis. At times, management is required to estimate the service period of the award.

For purposes of determining the variables used in the calculation of stock-based compensation, the Company performs an analysis of current market data and historical data to calculate an estimate of expected volatility, the expected term of the option and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black-Scholes option pricing model.  Depending upon the number of stock options granted any fluctuations in these calculations could have a material effect on the results presented in our consolidated statements of operations.  The Company recognizes actual forfeitures in the period that they occur.  Actual forfeitures could also have a material impact on our consolidated financial statements.

Non-Cash Equity Transactions

Shares of equity instruments issued for non-cash consideration are recorded at the fair value of the consideration received based on the market value of services to be rendered, or at the value of the stock given, considered in reference to contemporaneous cash sale of stock. The period over which services are provided to the Company may require management estimates.

Recent Accounting Pronouncements

Refer to Note 3 in the accompanying notes to the consolidated financial statements.

Future Contractual Obligations and Commitments

Refer to Note 10 in the accompanying notes to the consolidated financial statements for future contractual obligations and commitments. Future contractual obligations and commitments are based on the terms of the relevant agreements and appropriate classification of items under U.S. GAAP as currently in effect. Future events could cause actual payments to differ from these amounts.

We incur contractual obligations and financial commitments in the normal course of our operations and financing activities. Contractual obligations include future cash payments required under existing contracts, such as debt and lease agreements. These obligations may result from both general financing activities and from commercial arrangements that are directly supported by related operating activities.

VIE assessment

On July 24, 2020, we entered into a Royalty License Agreement with GATC Naturals, under which we granted GATC Naturals an exclusive right to use and sublicense Operon as applied to cannabis substances in exchange for a 15% royalty fee. This agreement was amended on May 5, 2022 to include the utilization of Operon in connection with psylocibin.  AI Naturals was financed through issuance of shares of common stock. Shares were purchased by a combination of Company related parties and third parties. During 2021 and 2022, Health provided AI Naturals with $178,000 of cash to help AI Naturals cover some cash shortfalls. As AI Naturals’ equity investment at risk on July 24, 2020 and thereafter was not sufficient to permit AI Naturals to finance its activities without subordinated financial support, AI Naturals was considered a variable interest entity in which we held a significant variable interest through the Royalty License Agreement. We do not own any equity interest in AI Naturals; however, as the agreements described above provided us the controlling financial interest in AI Naturals, we are the primary beneficiary of AI Naturals. As a result, we consolidate AI Naturals’ balances and activities within our consolidated financial statements. All intercompany balances and activities between the Company and AI Naturals have been eliminated upon consolidation.

On July 16, 2025, the Company terminated the royalty agreement with AI Naturals and entered into a master services agreement.  As a result of the termination of the royalty agreement, management believes that the Company no longer has a variable interest in AI Naturals. Accordingly, in accordance with ASC 810-10-40-5, the Company will not consolidate AI Naturals’ balances and activities within our consolidated financial statements. Since the Company does not hold any equity interests in AI Naturals, there is no gain or loss upon deconsolidation.

Legal

From time to time, various lawsuits and legal proceedings may arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

License Agreement Revenue Sharing

On July 13, 2023, the Company entered into a License Agreement (“License Agreement”) with Liquid Bioscience, Inc. under which the Company acquired the worldwide, exclusive license to use the licensed biomarkers for the intersections of medical conditions and usage fields specified in each biomarker to further develop and commercialize products.  The License Agreement provides for revenue sharing payments of thirty (30) percent of the value of income generated in the therapeutic usage field for addiction medical condition and ten (10) percent of the value of income generated in each of the following: (1) therapeutic usage field for any medical condition other than addiction, (2) disease risk prediction usage field, and (3) therapeutic response prediction usage field. The term of the agreement shall continue until the patent in the intellectual property expires, unless terminated sooner under the provisions of the agreement, as defined.

Leases

On March 18, 2024, via the second amendment to our current lease agreement, we agreed to extend the term of the headquarters lease for an additional period of twenty-six (26) months commencing on April 15, 2024 and expiring on June 14, 2026. This facility is leased in monthly installments of approximately $18,473 for months 1 through 12, $19,027 for months 13 through 24, and $19,598 for months 25 and 26.

Effective May 1, 2024, the Company entered into a 12-month lease for office space located at 13894 S. Bangerter Parkway, Suite 200, Draper, Utah 84020. The office is leased in installments of approximately $1,759 per month and has been renewed for an additional 12 months.

Intellectual Property Asset Purchase Agreement

On May 1, 2024, the Company acquired data and formulations related to potential diagnostics and therapies for diabetes from the Chairman of our Board of Advisors, Dr. Jonathan Lakey, for (1) cash of $180,000, payable at the rate of $5,000 per month commencing May 1, 2024 and ending May 31, 2027; (2) royalties of (a) 1% of net sales of diabetes diagnostics and (b) therapeutics for diabetes at the rate of 0.25% for the first $1 million in sales and 0.5% of any net sales in excess of $1 million; and (3) up to 1,250,000 options to purchase our common stock at $5.00 per share. As of June 30, 2024, 525,000 options were issued and the remaining options may be issued under milestones for development of therapeutics using our technology, and submissions of therapeutics for FDA approval.

2021 Equity Incentive Plan

On March 31, 2021, the board of directors of the Company authorized the adoption and implementation of the Company’s 2021 Equity Incentive Plan (the “2021 Plan”).  The 2021 Plan was approved by the shareholders on June 4, 2021.  The principal purpose of the 2021 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its related companies by providing them the opportunity to acquire an ownership interest in the Company and to link their interests and efforts to the long-term interests of the Company's shareholders.  Under the 2021 Plan, an aggregate of 8,000,000 shares of the Company's common stock have initially been reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock awards, restricted stock, restricted stock units and other stock and cash-based awards.  In addition, the aggregate number of shares pursuant to the 2021 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1 of the year following the year in which the IPO Date occurs and ending on (and including) January 1, 2031, in an amount equal to 4.0% of the total number of shares of capital stock outstanding on December 31st of the preceding calendar year. The exercise price for each option may not be less than fair market value of the common stock on the date of grant, and shall vest as determined by the Company’s board of directors but shall not exceed a ten-year period.

On February 13, 2023, the Company granted options to purchase 2,180,000 (2,080,000 options issued to employees and 100,000 issued to consultants) of the Company’s restricted common shares, valued at $1,825,727 (based on the Black-Scholes valuation model on the date of grant) pursuant to the Company’s 2021 Equity Incentive Plan. The options will vest immediately and are exercisable for five years at $2.00 per share in whole or in part.

As of June 30, 2024, there are 2,320,000 available shares under the 2021 Equity Incentive Plan

2024 Equity Plan

On February 14, 2024, the board of directors of the Company authorized the adoption and implementation of the Company’s 2024 Equity Incentive Plan (the “2024 Plan”).  The 2024 Plan has not yet been approved by the stockholders.  The principal purpose of the 2024 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its related companies by providing them the opportunity to acquire a proprietary interest in the Company and to link their interests and efforts to the long-term interests of the Company's shareholders.  Under the 2024 Plan, an aggregate of 20,000,000 shares of the Company's common stock have initially been reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock awards, restricted stock, restricted stock units and other stock and cash-based awards.  In addition, the aggregate number of shares pursuant to the 2024 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1, 2025 and ending on (and including) January 1, 2034 in an amount equal to the increase in the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year which increased the number of shares under the 2024 Plan to 22,167,254. The exercise price for each option may not be less than fair market value of the common stock on the date of grant, and shall vest as determined by the Company’s board of directors but shall not exceed a ten-year period.

On March 31, 2024, the Company granted options to purchase 18,000,000 (7,650,000 options issued to employees and 10,350,000 issued to consultants) of the Company’s restricted common shares pursuant to the Company’s 2024 Equity Incentive Plan. The options will vest immediately and are exercisable for five years at a price of $2.50 to $5.00 per share in whole or in part.

As of June 30, 2024, there are 1,950,000 available shares under the 2024 Equity Incentive Plan.

Ownership of Certain GATC Intellectual Property

On July 18, 2025, the Company entered into a Consulting Agreement with a third party for an initial six month term that provides for (1) a grant of options purchase 250,000 shares of the Company's common stock for a period of 3 years at $5.00, (2) a monthly retainer of $10,000 payable as $5,000 cash and 1,000 shares of the Company’s common stock valued at $5 per shares, (3) and a 1.00% ownership interest in its opioid use disorder molecules, a 1.00% ownership interest in its Alzheimer molecule, a 1.00% ownership interest in the PTSD disorder molecule, a 1.00% ownership interest in the ALS molecule, and a 1.00% ownership interest in the black lung disease molecule. As of the date of this filing, all of these drugs are in early-stage discovery and pending capital partners.

On February 15, 2024, in exchange for exercising a large block of warrants, the Company provided a warrant holder a 1.5% ownership interest in its opioid use disorder molecules, a 0.75% ownership interest in its Alzheimer molecule, and a 0.75% ownership interest in the PTSD disorder molecule. As of the date of this filing, all of these drugs are in early-stage discovery and pending capital partners.

Off-Balance Sheet Arrangements

As of June 30, 2024, we have not entered into any transaction, agreement or other contractual arrangement with an unconsolidated entity under which the Company has:

●a retained or contingent interest in assets transferred to the unconsolidated entity or similar arrangement that serves as credit;

●liquidity or market risk support to such entity for such assets;

●an obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

●an obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to us, where such entity provides financing, liquidity, market risk or credit risk support to or engages in leasing, hedging, or research and development services with us.

Inflation

We do not believe that inflation has had a material effect on our results of operations during the periods presented.

Item 2.

OTHER INFORMATION.

Sales of Unregistered Securities.

The net proceeds from our sale of 1,506,020 shares of Common Stock at $5.00 per Share for the six months ended June 30, 2024 to accredited investors have been used for research and development, marketing and general and administrative expenses.

Item 3.

FINANCIAL STATEMENTS INDEX

The following financial statements are included in this Report

GATC HEALTH CORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash	$7,928,436	$867,260
Notes receivable - related party	37,268	62,268
Prepaid services	2,946,947	-
Other current assets	407,007	1,079,496
Total current assets	11,319,658	2,009,024

Property and equipment, net	281,115	351,046
Intangible assets, net	244,300	97,384
Operating lease right-of-use assets, net	695,526	424,251
Other assets	27,674	26,715
Total assets	$12,568,273	$2,908,420

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$589,271	872,619
Accounts payable - related parties	99,921	65,875
Current portion of operating lease liabilities	352,447	208,366
Contract liability	62,500	62,500
Loan payable	60,000	-
Other current liabilities	115,556	88,676
Total current liabilities	1,279,695	1,298,036
Long-term liabilities:
Contract liability, net of current portion	1,093,750	1,125,000
Loan payable, net of current portion	110,000	-
Income tax payable	1,865,088	1,865,088
Operating lease liabilities, net of current portion	369,172	220,457
Total long-term liabilities	3,438,010	3,210,545
Total liabilities	4,717,705	4,508,581

Stockholders’ equity
Preferred stock, $0.0001 par value, 10,000,000 shares authorized
Series A Convertible Preferred Stock, $0.0001 par value, 1,500,000 shares authorized; 631,049 and 699,204 issued and outstanding at June 30, 2024 and December 31, 2023, respectively; per share liquidation preference parity with common stock	63	70
Common stock, $0.0001 par value, unlimited shares authorized; 69,653,663 and 63,089,069 shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively	6,965	6,308
Additional paid-in-capital	128,785,045	68,783,581
Accumulated deficit	(119,253,463)	(68,679,286)
Total GATC Health stockholders’ equity	9,538,610	110,673
Noncontrolling interest	(1,688,042)	(1,710,834)
Total stockholders’ equity	7,850,568	(1,600,161)
Total liabilities and stockholders’ equity	$12,568,273	$2,908,420

See accompanying notes to consolidated financial statements

GATC HEALTH CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended June 30,
	2024	2023
Net revenues	$31,250	$31,250
Cost of Sales	-	1,500
Gross Profit	31,250	29,750

Operating expenses:
Research and development	26,692,579	9,251,491
Marketing expenses	15,408,223	4,433,230
General and administrative	8,568,090	6,006,392
Total operating expenses	50,668,892	19,691,113
Loss from operations	(50,637,642)	(19,661,363)

Other expense:
Interest expense	(81,198)	4,956
Other income	(5,059)	(1,490)
Total other expense	(86,257)	3,466

Loss before income taxes	(50,551,385)	(19,664,829)
Income taxes	-	-

Net loss	(50,551,385)	(19,664,829)
Less: net income (loss) attributable to the noncontrolling interest	22,792	(249,022)
Net loss attributable to GATC Health	$(50,574,177)	$(19,415,807)

Net loss attributed to GATC Health, basic and diluted	$(0.75)	$(0.33)

Weighted average number of shares outstanding
Basic and diluted	$67,516,868	$59,115,769

See accompanying notes to consolidated financial statements

GATC HEALTH CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Series A Convertible						GATC Health	Non-	Total
	Preferred Stock		Common Stock		Additional Paid	Accumulated	Stockholders'	Controlling	Stockholders'
	Shares	Amount	Shares	Amount	in Capital	Deficit	Equity	Interest	Equity (Deficit)
Balance as of December 31, 2022	727,382	$73	58,137,996	$5,814	$37,595,371	$(35,226,899)	$2,374,359	$(1,111,380)	$1,262,979
Issuance of common stock and warrants for cash in conjunction with $5.00 per unit private placement	-	-	1,856,300	185	4,538,565	-	4,538,750	-	4,538,750
Offering costs in conjuction with financings	-	-	-	-	(615,378)	-	(615,378)	-	(615,378)
Issuance of common stock for services	-	-	109,000	12	204,363	-	204,375	-	204,375
Issuance of common stock for prepaid legal services	-	-	110,000	11	206,239	-	206,250	-	206,250
Issuance of options for services	-	-	-	-	15,812,246	-	15,812,246	-	15,812,246
Conversion of Series A convertible preferred stock to common stock	(5,791)	(1)	231,668	23	(22)	-	-	-	-
Net loss	-	-	-	-	-	(19,415,808)	(19,415,808)	(249,021)	(19,664,829)
Balance as of June 30, 2023	721,591	$72	60,444,964	$6,045	$57,741,384	$(54,642,707)	$3,104,794	$(1,360,401)	$1,744,393

Balance as of December 31, 2023	699,204	70	63,089,069	6,308	68,783,581	(68,679,286)	110,673	(1,710,834)	(1,600,161)
Issuance of common stock for cash in conjunction with $5.00 per share private placement	-	-	1,506,020	151	7,529,949	-	7,530,100	-	7,530,100
Offering costs in conjunction with financings	-	-	-	-	(1,411,026)	-	(1,411,026)	-	(1,411,026)
Issuance of common stock for services	-	-	197,164	20	985,800	-	985,820	-	985,820
Issuance of options for services	-	-	-	-	46,682,004	-	46,682,004	-	46,682,004
Exercise of warrants for cash	-	-	1,601,929	160	3,627,981	-	3,628,141	-	3,628,141
Exercise of options for cash	-	-	533,332	53	399,946	-	399,999	-	399,999
Modification of options	-	-	-	-	187,076	-	187,076	-	187,076
Conversion of Series A convertible preferred stock to common stock	(68,155)	(7)	2,726,149	273	(266)	-	-	-	-
Issuance of West Virginia common stock for cash	-	-	-	-	2,000,000	-	2,000,000	-	2,000,000
Net loss	-	-	-	-	-	(50,574,177)	(50,574,177)	22,792	(50,551,385)
Balance as of June 30, 2024	631,049	$63	69,653,663	$6,965	$128,785,045	$(119,253,463)	$9,538,610	$(1,688,042)	$7,850,568

See accompanying notes to consolidated financial statements

GATC HEALTH CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(50,551,385)	$(19,664,829)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	69,931	53,827
Amortization expense	49,300	63,045
Amortization right-of-use assets	154,846	-
Stock issued for services	642,070	204,375
Options issued for services	44,896,736	15,812,246
Modification of options	187,076	-
Impairment of intangible assets	(16,216)	-
Changes in operating assets and liabilities:
Notes receivable - related part	25,000	-
Other current assets	(145,440)	(740,294)
Other assets	(959)	-
Accounts payable	(283,348)	108,089
Accounts payable - related parties	34,046	18,383
Operating lease liabilities	(133,325)	-
Contract liability	(31,250)	302,083
Other current liabilities	26,880	4,433
Net cash used in operating activities	(5,076,038)	(3,838,642)

Cash flows from investing activities:
Purchase of property and equipment	-	(86,237)
Purchase of intangible assets	-	(100,000)
Net cash used in investing activities	-	(186,237)

Cash flows from financing activities:
Issuance of common stock for cash in connection with $5.00 per share private placement	7,530,100	-
Issuance of common stock and warrants for cash in connection with $2.50 per Unit private placement	-	4,538,750
Issuance of GATC WV common stock for cash for $5.00 pre share	2,000,000
Offering costs in conjunction with financings	(1,411,026)	(615,378)
Exercise of warrants for cash	3,628,141	-
Exercise of options for cash	399,999	-
Repayment of loans payable	(10,000)	-
Net cash provided by financing activities	12,137,214	3,923,372

Net increase in cash	7,061,176	(101,507)

Cash at beginning of period	867,260	3,627,896
Cash at end of period	$7,928,436	$3,526,389

Non-cash investing and financing activities:
Conversion of Series A convertible preferred stock to common stock	$273	$23
Acquisition of intangible assets in connection with loans payable	$180,000	$-
Options granted for prepaid services	$1,785,268	$-
Common stock issued for prepaid services	$343,750	$-
Extension of Irvine, California office lease	$57,611	$-
Disposal of depreciated property and equipment	$-	$108,538
Common stock issued for prepaid legal services	$-	$206,250
Operating lease associated with West Virginia subsidiary	$-	$436,676

See accompanying notes to consolidated financial statements

GATC HEALTH CORP AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Corporate History and Background

GATC Health Corp, a Wyoming corporation incorporated on May 16, 2020 (the “Company”), is engaged in the business of providing products and services for the gathering of human genome DNA, sequencing, and processing that sequence through artificial intelligence, and in developing a novel drug discovery platform utilizing artificial intelligence applied to the human genome.  The Company also consolidated GATC Naturals Corp. (“AI Naturals”) as a variable interest entity, but owns 0% of AI Naturals (see Note 11).

The Company owns certain intellectual property, including a patent application and trade secrets, and patents in development, for its Multiomic Advanced Technology® (“MAT”), now being branded as Operon™. Operon sequences an individual’s DNA, reading the entire genome and analyzing the full data set of “omics,” including genomics, proteomics, and microbiomics, using artificial intelligence.

In August 2021 and in June 2023, Board of Directors declared a stock split to stockholders of record of the Company’s issued and outstanding shares of common stock. With respect to outstanding warrants and options and the Series A Convertible Preferred Stock, the number of shares of common stock obtainable upon exercise or conversion and the exercise prices and conversion rate have been equitably adjusted. As such, all share and per share amounts have been retroactively adjusted to reflect the stock splits.

Subsidiaries of the Company

Subsidiaries	State Registered In	Percentage of Ownership
GATC Alzheimer’s Solutions, Inc.	Delaware	100%
GATC Analgesic Solutions, Inc.	Delaware	100%
GATC Anxiety Solutions, Inc.	Delaware	100%
GATC Dementia Solutions, Inc.	Delaware	100%
GATC Depression Solutions, Inc.	Delaware	100%
GATC Diabetes Solutions, Inc.	Delaware	100%
GATC Lupus Solutions, Inc.	Delaware	100%
GATC North Dakota, Inc.	North Dakota	100%
GATC OUD Solutions, Inc.	Delaware	100%
GATC PUD Solutions, Inc.	Delaware	100%
GATC Canada, Inc.	Delaware	100%
GATC West Virginia, Inc.	West Virginia	100%

GATC West Virginia

GATC West Virginia, Inc. (“GATC WV”), a West Virginia corporation was incorporated on February 7, 2023 as a subsidiary of the Company. GATC WV is engaged in the business of expanding development of the Company’s drug candidate to treat Post-Traumatic Stress Disorder and continue the development of the Company’s drug candidate to treat fentanyl addiction.  On December 31, 2023, the Company issued 1,000,000 of its common shares to GATC WV.

On February 28, 2024, GATC WV sold 400,000 shares of its Class B Common Stock to the West Virginia Jobs Investment Trust, a public venture capital fund owned by the state (“WVJIT”) for $5.00 per share, for a total investment of $2 million. The funds are being used for research and development activities. WVJIT has committed to purchase an additional 200,000 shares for each 10 additional full-time employees hired by GATC WV, up to a total of 600,000 additional shares. The Class B Common Stock has no voting rights and no rights upon liquidation or other disposition to the assets of GATC WV, but may be converted, at the option of GATC WV, into the shares of the Company’s common stock held by GATC WV on a one-for-one basis. The investment agreement provides WVJIT with the right to appoint an observer to the GATC WV Board of Directors and requires it to maintain operations in West Virginia for so long as any Class B Common Stock is outstanding.

GATC Canada, Inc.

GATC Canada, Inc. (“GATC Canada”), a Canadian corporation, was incorporated on April 4, 2023 as a subsidiary of the Company. GATC Canada is engaged in the business of expanding development of the Company’s drug candidates through grants from Canadian government agencies.

GATC Alzheimer’s Solutions, Inc

GATC Alzheimer’s Solutions, Inc. (“GATC Alzheimer’s”), a Delaware corporation, was incorporated on August 28, 2024 as a subsidiary of the Company. GATC Alzheimer’s intends to use the Company’s drug candidate to treat Alzheimer’s.

GATC Analgesic Solutions, Inc

GATC Analgesic Solutions, Inc. (“GATC Analgesic”), a Delaware corporation, was incorporated on August 28, 2024 as a subsidiary of the Company. GATC Analgesic intends to use the Company’s drug candidate to treat analgesic solutions.

GATC Anxiety Solutions, Inc

GATC Anxiety Solutions, Inc. (“GATC Anxiety”), a Delaware corporation, was incorporated on August 28, 2024 as a subsidiary of the Company. GATC Anxiety intends to use the Company’s drug candidate to treat anxiety solutions.

GATC Dementia Solutions, Inc

GATC Dementia Solutions, Inc. (“GATC Dementia”), a Delaware corporation, was incorporated on August 28, 2024 as a subsidiary of the Company. GATC Dementia intends to use the Company’s drug candidate to treat dementia.

GATC Depression Solutions, Inc

GATC Depression Solutions, Inc. (“GATC Depression”), a Delaware corporation, was incorporated on August 28, 2024 as a subsidiary of the Company. GATC Depression intends to use the Company’s drug candidate to treat depression.

GATC Diabetes Solutions, Inc

GATC Diabetes Solutions, Inc. (“GATC Diabetes”), a Delaware corporation, was incorporated on August 28, 2024 as a subsidiary of the Company. GATC Diabetes intends to use the Company’s drug candidate to treat diabetes.

GATC Lupus Solutions, Inc

GATC Lupus Solutions, Inc. (“GATC Lupus”), a Delaware corporation, was incorporated on August 28, 2024 as a subsidiary of the Company. GATC Lupus intends to use the Company’s drug candidate to treat lupus.

GATC North Dakota, Inc

GATC North Dakota, Inc. (“GATC North Dakota”), a North Dakota corporation, was incorporated on August 28, 2024 as a subsidiary of the Company. GATC North Dakota intends to expand development of the Company’s drug candidates through grants from North Dakota government agencies.

GATC OUD Solutions, Inc

GATC OUD Solutions, Inc. (“GATC OUD”), a Delaware corporation, was incorporated on August 28, 2024 as a subsidiary of the Company. GATC OUD intends to use the Company’s drug candidate to treat OUD (Opioid Use Disorder) solutions.

GATC PUD Solutions, Inc

GATC PUD Solutions, Inc. (“GATC PUD”), a Delaware corporation, was incorporated on August 28, 2024 as a subsidiary of the Company. GATC PUD intends to use the Company’s drug candidate to treat PUD (Polysubstance Use Disorder) solutions.

GATC Rx Corp.

GATC Rx had no substantive business operations in 2024 and 2023 and was dissolved in 2024.

Except for GATC WV, there is no activity in any of the Company’s subsidiaries.

NOTE 2 – BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and stated in U.S. dollars. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The Company currently operates in one business segment. A single management team reports to the chief operating decision makers, the Chief Compliance Officer and the Chief Technology Officer, who comprehensively manages the entire business. The Company does not currently operate any separate lines of businesses or separate business entities.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.  The Company had an accumulated deficit of $119,253,463 and $68,679,286 at June 30, 2024 and December 31, 2023, respectively, had working capital of $10,039,963 and $710,988 at June 30, 2024 and December 31, 2023, respectively, had a net loss of $50,551,385 and $19,664,829 for the six months ended June 30, 2024 and 2023, respectively, and net cash used in operating activities of approximately $5,082,038 and $3,838,642 for the six months ended June 30, 2024 and 2023, respectively, with limited revenue earned since inception, and a lack of operational history.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.

While the Company is attempting to expand operations and generate revenues, the Company’s cash position may not be significant enough to support the Company’s daily operations for a period of at least 12 months from the date these financial statements were issued.  Management intends to raise additional funds by way of a private offering.  Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern.  While management believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect or on terms acceptable to the Company.  The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan, raise necessary capital, and generate revenues.

The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Risks and Uncertainties

Substantial business risks and uncertainties are inherent to an entity, including the potential risk of business failure.

The Company is headquartered and operates in the United States. To date, the Company has generated limited revenues from operations.  There can be no assurance that the Company will be able to raise additional capital and failure to do so would have a material adverse effect on the Company’s financial position, results of operations and cash flows. Also, the success of the Company’s operations is subject to numerous contingencies, some of which are beyond management’s control. Currently, these contingencies include general economic conditions, competition, and governmental and political conditions.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s consolidated financial statements.  The consolidated financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to GAAP and have been consistently applied in the preparation of the consolidated financial statements.

Principles of Consolidation

The Company consolidates all entities that we control by ownership of a majority voting interest. Additionally, there are situations in which consolidation is required even though the usual condition of consolidation (ownership of a majority voting interest) is not present. Generally, this occurs when an entity holds an interest in another business enterprise that was achieved through arrangements that do not involve voting interests, which results in a disproportionate relationship between such entity's voting interests in, and its exposure to the economic risks and potential rewards of, the other business enterprise. This disproportionate relationship results in what is known as a variable interest, and the entity in which we have the variable interest is referred to as a "VIE." An enterprise must consolidate a VIE if it is determined to be the primary beneficiary of the VIE. The primary beneficiary has both (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (2) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company does not own an equity interest in AI Naturals; however, as the Company held a significant variable interest through a Royalty License Agreement and common management, the Company was the primary beneficiary of AI Naturals during the years ended December 31, 2024 and 2023 due to our ability to direct the activities of AI Naturals. As a result, the Company consolidated AI Naturals’ balances and activity within its consolidated financial statements and will provide the disclosures required of a variable interest entity for a reporting entity.  On July 16, 2025, the Company terminated the royalty agreement with AI Naturals and entered into a master services agreement.  As a result of the termination of the royalty agreement, management believes that the Company no longer has a variable interest in AI Naturals. Accordingly, in accordance with ASC 810-10-40-5, the Company will not consolidate AI Naturals’ balances and activities within our consolidated financial statements. In addition, as the Company does not hold any equity interests in AI Naturals, there is no gain or loss upon deconsolidation.

The Company eliminates all significant intercompany transactions from its financial results, including the intercompany transactions with consolidated VIEs.

Ownership interests in the Company's subsidiaries held by parties other than the Company are presented separately from the Company's equity in the consolidated balance sheets as "noncontrolling interests." The amount of consolidated net loss attributable to the Company and the noncontrolling interests are both presented on the face of the consolidated statements of operations.

Use of Estimates

The preparation of the accompanying consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of net sales and expenses during the reported periods.  Actual results may differ from those estimates and such differences may be material to the consolidated financial statements.  The more significant estimates and assumptions by management include among others: common stock, warrants and options valuation and related expense attribution periods, useful lives of intangible assets and property and equipment, depreciation of property and equipment, and the recoverability of intangibles.  The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Revenue Recognition

In accordance with ASC 606, Revenue from Contracts with Customers, the Company recognizes revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. At contract inception, the Company assesses the services promised in our contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or bundle of services) that is distinct. To identify the performance obligations, the Company considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. The Company allocates a transaction price to respective performance obligations.

The Company currently has two principal revenue streams:

1. Customers may enter into licensing agreements with the Company pursuant to which the Company is paid upon completion of AI analysis on a per-test basis; again, the time required for analysis is typically less than one day.

2. The Company also develops Engines for the analysis of genetically-specific applications. Revenues on development contracts are realized when the Engine is completed, as demonstrated by customer acceptance or other contractual provisions, or in some cases upon completion of agreed-upon stages. On January 19, 2022, AI Naturals entered into a Master Exclusive Services Agreement with Self Health America Holdings, Inc. (“SHAC”), a third party, whereby SHAC agreed to pay AI Naturals a total fee of $1,250,000 (“Fees”) for the rights to receive reports based on sequenced genetic data related to psilocybin and mycelium-based products (“Psilocybin Engine”) in the United States and its possessions, as defined, for a period of 20 years. In February 2023, SHAC accepted the delivery of the Psilocybin Engine and paid the balance due of the Fees of $333,333.  AI Naturals will recognize revenue of the Fees over a 20-year period beginning in 2023 at a rate of $62,500 per year. In addition, the Company is to provide 45 hours of training.  In February 2023, in an amendment to the 2022 contract with SHAC, the Company agreed to pay SHAC $100,000 to support SHAC's data acquisition efforts and development of data for the psylocibin Engine to enable SHAC to complete its application programming interface integration and validate its Amazon web services technology platform.

3. Customers may enter into licensing agreements with the Company pursuant to which the Company is paid upon completion of AI analysis on a per-test basis; again, the time required for analysis is typically less than one day.

Contract Liability

The Company performs its obligations under a contract with a customer by transferring products and/or services in exchange for consideration from the customer. The Company recognizes a contract liability when a customer prepays for goods and/or services, and the Company has not transferred control of the goods and/or services.

Cash

The Company’s cash is held in bank and brokerage accounts in the United States and is insured by the Federal Deposit Insurance Corporation (FDIC) and the Securities Investor Protection up to $250,000.  The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value, and are readily convertible into cash. As of June 30, 2024 and December 31, 2023, the Company had bank balances exceeding the FDIC and SIPC insurance limits. As of June 30, 2024 and December 31, 2023, the Company has cash attributed to variable interest entities of $2,973 and $15,281. To date, the Company has not experienced any cash losses caused by uninsured balances.

Cash Flows Reporting

The Company follows ASC 230, Statement of Cash Flows, for cash flows reporting, and classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities. The Company uses the indirect or reconciliation method (“Indirect method”) as defined by ASC 230, Statement of Cash Flows, to report net cash flow from operating activities by adjusting net income/(loss) to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Related parties are any entities or individuals that, through employment, ownership or other means, possess the ability to direct or influence the direction of the management and policies of the Company.

Income Taxes

Income taxes are accounted for under an asset and liability approach. This process involves calculating the temporary and permanent differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The temporary differences result in deferred tax assets and liabilities, which would be recorded on the consolidated balance sheets in accordance with ASC 740, Income Taxes, which established financial accounting and reporting standards for the effect of income taxes. The likelihood that its deferred tax assets will be recovered from future taxable income must be assessed and, to the extent that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance in a period are recorded through the income tax provision in the consolidated statements of operations.

ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an entity’s consolidated financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under ASC 740-10, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740-10 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has a liability for an uncertain tax position.

Advertising and Marketing Costs

Advertising and marketing expenses are recorded as marketing expenses when they are incurred. The Company incurred advertising and marketing expense of $15,408,223 (including stock-based compensation of $13,868,292 and stock for services valued at $444,158) and $4,433,230 (including stock-based compensation of $3,403,807 and stock for services of $204,375) for the six months ended June 30, 2024 and 2023, respectively.

Research and Development

All research and development costs are expensed as incurred. The Company incurred research and development expense of $26,692,579 (including stock-based compensation of $24,914,962) and $9,251,491 (including stock-based compensation of $7,459,062) for the six months ended June 30, 2024 and 2023, respectively.

General and Administrative Expenses

General and administrative expenses consisted of professional service fees, legal and patent-related expenses, and other general and administrative overhead costs. Expenses are recognized when incurred.

Property and Equipment

Property and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, generally five years. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized.  When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. Property and equipment are examined for the possibility of decreases in value when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Intangible Assets

Intangible assets consist primarily of capitalized software and acquired research.  There were no patent rights in 2024. Acquired research is amortized on a straight-line basis over a five-year life, capitalized software is amortized on a straight-line basis over a two-year life and patent rights are amortized over the remaining life of the patents.

Capitalized Software Development Costs

In accordance with ASC 350-40, Internal-Use Software, and ASC 350-985, Software, the Company expenses costs as they are incurred until technological feasibility has been established, at and after which time those costs are capitalized until the product is available for general release to customers. Costs incurred to enhance our software products, after general market release of the services using the products, is expensed in the period they are incurred. The periodic expense for the amortization of previously capitalized software development costs is included in general and administrative expenses in the consolidated statements of operations.

Impairment of Long-lived Assets

The Company periodically evaluates whether the carrying value of property, equipment, intangible assets, and other long-lived assets has been impaired when circumstances indicate the carrying value of those assets may not be recoverable.  The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset’s carrying value over its fair value.

The Company’s impairment analyses require management to apply judgment in estimating future cash flows as well as asset fair values, including forecasting useful lives of the assets, assessing the probability of different outcomes, and selecting the discount rate that reflects the risk inherent in future cash flows. If the carrying value is not recoverable, the Company determines the fair value of long-lived assets using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third-party comparable sales and discounted cash flow models.  If actual results are not consistent with the Company’s assumptions and estimates, or the assumptions and estimates change due to new information, the Company may be exposed to an impairment charge in the future. For the six months ended June 30, 2024 and 2023, the Company had not experienced impairment losses on its long-lived assets.

Leases

The Company determines whether an arrangement contains a lease at inception. A lease is a contract that provides the right to control an identified asset for a period of time in exchange for consideration. For identified leases, the Company determines whether it should be classified as an operating or finance lease. Operating leases are recorded in the balance sheet as: right-of-use asset (“ROU asset”) and operating lease obligation. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at the commencement date of the lease and measured based on the present value of lease payments over the lease term. The Company’s lease arrangements generally do not provide an implicit interest rate. The Company determined that its incremental borrowing rate is reasonable based on its estimated incremental borrowing rate or as the Company is a private entity, the U.S. Treasury Daily Yield Curve interest rate at commencement date in determining the present value of lease payments. The Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option in the measurement of its ROU assets and liabilities. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company has some lease agreements with lease and non-lease components, which are accounted for as a single lease component.

The operating lease ROU asset includes any lease payments made and excludes lease incentives. Our variable lease payments primarily consist of maintenance and other operating expenses from our real estate leases. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred.

We are electing to apply the practical expedient to the recognition requirements to short-term leases of twelve months or less and recognize lease payments as expense on a straight-line basis over the lease term.

Fair Value of Financial Instruments

The provisions of accounting guidance ASC 825, Financial Instruments, requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.  As of June 30, 2024 and December 31, 2023, the fair value of receivables, accounts payable, and accrued expenses approximated carrying value due to the short maturity of the instruments, quoted market prices or interest rates which fluctuate with market rates.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, as follows:

•Level 1 – Quoted prices in active markets for identical assets or liabilities.

•Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the measurement of the fair value of the assets or liabilities

The carrying value of financial assets and liabilities recorded at fair value are measured on a recurring or nonrecurring basis. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs. There were no financial assets or liabilities carried and measured on a nonrecurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared. There have been no transfers between levels.

Segment Reporting

In accordance with ASC 280, “Segment Reporting”, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. Existing guidance, which is based on a management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. All material operating units qualify for aggregation under “Segment Reporting” due to their similarities in economic characteristics such as nature of services; and procurement processes.

Debt

The Company issues debt that may have separate warrants, conversion features, or equity-linked attributes.

Embedded Conversion Features

The Company evaluates embedded conversion features within convertible debt under ASC 815, Derivatives and Hedging, to determine whether the embedded conversion feature(s) should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings.

Derivative Financial Instruments

The Company evaluates all of its financial instruments, including stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income.

For option-based simple derivative financial instruments, the Company uses the Monte Carlo simulations to value the derivative instruments at inception and subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. There were no derivative financial instruments as of June 30, 2024 and December 31, 2023 and no charges or credits to income for the six months ended June 30, 2024 and 2023.

Debt Issue Costs and Debt Discount

The Company may record debt issue costs and/or debt discounts in connection with raising funds through the issuance of debt. These costs may be paid in the form of cash or equity (such as warrants). These costs are amortized to interest expense through the maturity of the debt. If a conversion of the underlying debt occurs prior to maturity a proportionate share of the unamortized amounts is immediately expensed. Any unamortized debt issue costs and debt discount are presented net of the related debt on the unaudited condensed consolidated balance sheets.

Original Issue Discount

For certain convertible debt issued, the Company may provide the debt holder with an original issue discount. The original issue discount would be recorded to debt discount, reducing the face amount of the note and is amortized to interest expense through the maturity of the debt. If a conversion of the underlying debt occurs prior to maturity a proportionate share of the unamortized amounts is immediately expensed. Any unamortized original issue discounts are presented net of the related debt on the unaudited condensed consolidated balance sheets.

If the conversion feature does not qualify for derivative treatment, the convertible debt is treated as traditional debt.

Basic and Diluted Net Loss Per Share

Diluted net loss per share are computed on the basis of the weighted average number of common shares (including common stock subject to redemption) plus dilutive potential common shares outstanding for the reporting period. In periods where losses are reported, the weighted-average number of common stock outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The following potentially dilutive securities were excluded from the calculation of diluted net loss per share because the effects were anti-dilutive based on the application of the treasury stock method and because the Company incurred net losses during the period:

	For the Six Months Ended June 30,
	2024	2023
Options to purchase shares of common stock	61,828,856	44,295,790
Class A and B warrants to purchase shares of common stock	10,518,091	11,772,720
Series A Convertible Preferred Stock	25,241,968	28,863,620
Total potentially dilutive shares	97,588,915	84,932,130

Stock-Based Compensation

In accordance with ASC No. 718, Compensation – Stock Compensation (“ASC 718”), stock-based compensation issued to employees, consultants, and members of our board of directors is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The grant date fair value of awards with service-based vesting conditions, is recognized using the graded vesting method. For awards that vest immediately but contain a requisite service period for accounting purposes, compensation expense is recognized on a straight-line basis over the requisite service period.

For purposes of determining the variables used in the calculation of stock-based compensation, the Company performs an analysis of current market data and historical data to calculate an estimate of expected volatility, the expected term of the option and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black-Scholes option pricing model.  Depending upon the number of stock options granted any fluctuations in these calculations could have a material effect on the results presented in our consolidated statements of operations.  The Company recognizes actual forfeitures in the period that they occur.  Actual forfeitures could also have a material impact on our consolidated financial statements.

The Company also issues fully vested shares of its common stock to vendors, service providers and employees in exchange for services.  Management estimates the fair value of such transactions primarily by considering the price of the Company’s common stock sold in arms-length transactions to unaffiliated parties.  The fair value of common stock issued is generally more reliably measurable than the services received.  Management judgement is required to estimate the attribution period of each transaction’s fair value.  Management’s judgement is based on factors including the nature of the services provided to the Company, the expected performance period and periodic communications with the counterparty.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires that a public entity disclose specific categories in its annual income tax rate reconciliation table and provide additional qualitative information for reconciling items representing at least 5% of pre-tax income or loss from continuing operations, using the federal statutory tax rate. The standard also requires an annual breakdown of income taxes paid by jurisdiction (i.e., federal, state and foreign), with further disaggregation by jurisdictions representing at least 5% of total income taxes paid. ASU 2023-09 will be effective for annual periods beginning after December 15, 2024, with prospective application. The Company does not expect that the adoption of this ASU to have a material effect on the Company’s financial position, operations, or cash flows.

In March 2024, the FASB issued Accounting Standards Update 2024-03, Income Statement – Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, to improve the disclosures about a public business entity’s expenses and to provide more detailed information about the types of expenses in commonly presented expense captions.  The amendments in this update should be applied either prospectively or retrospectively, and are effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Company began a detailed assessment of the impact that this guidance will have on its consolidated financial statements and related disclosures, and the analysis is currently ongoing.

Recently Adopted Accounting Pronouncement

In November 2023, the FASB issued Accounting Standards Update 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, to provide more disaggregated expense information about a public entity’s reportable segments. The amendments in this update should be applied retrospectively and are effective for fiscal years beginning after December 15, 2023, and interim periods beginning after December 15, 2024.  The Company adopted ASU No. 2021-07 and it did not have a material effect on the Company’s financial statements or disclosures.

Other recently issued accounting updates are not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of:

	Estimated life	June 30, 2024	December 31, 2023
Office equipment and furniture	5 years	$102,765	$102,765
Computer equipment	3 years	257,585	257,585
Vehicles	5 years	182,558	182,558
Accumulated depreciation		(261,793)	(191,862)
		$281,115	$351,046

Depreciation expense was $69,931 and $53,827 for the six months ended June 30, 2024 and 2023, respectively, and is classified in general and administrative expenses in the consolidated statements of operations.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consist primarily of capitalized software and acquired research.  There were no patent rights in 2024. The intangible assets are being amortized on a straight-line basis through the end of estimated life.

Intellectual Property Asset Purchase Agreement

On May 1, 2024, the Company acquired data and formulations related to potential diagnostics and therapies for diabetes from ERF LLC, a company owned by the Chairman of our Board of Advisors, Dr. Jonathan Lakey, and determined not to be a related party, for (1) cash of $180,000, payable at the rate of $5,000 per month commencing May 1, 2024 and ending May 31, 2027; (2) royalties of (a) 1% of net sales of diabetes diagnostics and (b) therapeutics for diabetes at the rate of 0.25% for the first $1 million in sales and 0.5% of any net sales in excess of $1 million; and (3) up to 1,250,000 options to purchase our common stock at $5.00 per share. The transaction was accounted for as an asset acquisition. Accordingly, the purchase price consisted of $180,000 in cash consideration plus the fair value of the 500,000 options issued at the acquisition date, valued at $1,145,694. The acquired asset was recognized at an amount not to exceed its alternative future use value, consistent with the accounting for in-process research and development acquired in an asset acquisition.

During 2024, an additional 25,000 options were issued upon the achievement of certain milestones. As of December 31, 2024, the Company has not concluded that achievement of the remaining milestones or the related net sales is probable. Therefore, the remaining milestone-based options and the net sales royalty were excluded from the transaction price.

Proprietary Intellectual Property

A license for Operon was purchased from from Frelii, Inc., a related party controlled by Ian Jenkins, the Company’s Chief Science Officer, on July 24, 2020. The Company is required to pay Frelii a 3% royalty on Operon based on the Company’s gross revenue; to date, no material amount is due Frelii, Inc. under the technology transfer agreement. No value has been assigned to the Operon as of June 30, 2024 and December 31, 2023.

Patent License Agreement

On April 1, 2023, the Company entered into a Software Development and License Agreement (“Agreement”) with CoLabAI, Inc. (“CoLabAI”), a related party, under which the Company engaged CoLabAI to customize its software for the use of the Company’s products (“Products”). CoLabAI is controlled by Jayson Uffens, Chairman and Chief Technology Officer of the Company. The Agreement provides for a monthly payment of $35,000 until commercial launch of the Products which was expected to be by December 31, 2023. In addition, the Agreement provides for a license fee of $100,000 to secure a two year exclusivity of the Product.  The Agreement automatically renews on each anniversary date for a license fee of $100,000. Alternatively, on any anniversary date of the acceptance, the Company may elect to renew for a five-year term for $350,000. Lastly the Company shall also pay an annual maintenance fee of $100,000 starting on the sooner of its commercial launch of the Product or January 1, 2023, and on each anniversary thereafter as long as the Company holds the license to the Product. The maintenance fess shall provide for full support and updating of the Product. In October 2023, the Agreement was put on hold and subsequently it was decided to transfer the IP efforts to in-house.  As of the date of this filing, terms of the Agreement’s termination have not been finalized.  During the six months ended June 30, 2024 and 2023, the Company incurred $0 and $100,000, respectively, related to the Agreement.  In December 2024, the Company determined that the value of patent rights associated with its Software Development and License Agreement with CoLabAI, Inc., a related party was $0 and recorded an impairment of $135,000. The Company had no balance owed to CoLabAI at June 30, 2024 and December 31, 2023.

On July 25, 2022, the Company entered into a License Agreement under which the Company acquired the exclusive commercialization rights to certain intellectual property related to the use of submicron-sized phosphor crystals for diagnostic uses from Intelligent Material Solutions, Inc. (“IMS”).  The Patent License agreement provides for a one-time payment of $100,000 due within ten (10) days of the date of signing of July 25, 2022 (as of the date of this filing, the one-time payment is fully paid), and a royalty payment of ten (10) percent of the value of the gross revenue generated from the sale of licensed products (“Royalty Payments”).  In addition, the License Agreement provides that the Company shall have the right of first refusal to include additional diagnostic disease areas in consideration of minimum quarterly payments of $50,000 that would be creditable against the Royalty Payments, and that two officers of IMS shall join the Company’s Scientific Advisory Board and each granted 100,000 cashless stock options with an exercise price of $2.50 per share. The agreement also provides for quarterly minimum payments of $50,000 (“Minimum Quarterly Payments”) commencing on January 1, 2026 through the date of termination or expiration of the License Agreement, which Quarterly Minimum Payments would be creditable against the Royalty Payments.  The term of the agreement shall continue until the last of patents in the intellectual property expires, unless terminated sooner under the provisions of the agreement, as defined. In fiscal year 2025, the Company terminated the IMS License Agreement with no additional amounts owed to IMS.

Intangible assets consisted of the following as of:

	Estimated life	June 30, 2024	December 31, 2023
Capitalized software	2 years	$226,877	$226,877
Patent rights	Life of patent estimated at 111 months	135,000	135,000
Tradenames	5 years	2,536	2,536
Acquired research	indefinite	180,000	-
Accumulated amortization		(300,113)	(267,029)
		$244,300	$97,384

As of June 30, 2024, estimated future amortization expenses related to intangible assets were as follows:

Intangible Assets
2024 (remining six months 2024)	$54,348
2025	69,952
2026	36,000
2027	36,000
2028	36,000
2029	12,000
$244,300

The Company had amortization expense of $49,300 and $63,045 for the six months ended June 30, 2024 and 2023, respectively.

NOTE 6 – CONTRACT LIABILITY

On January 19, 2022, AI Naturals entered into a Master Exclusive Services Agreement with Self Health America Holdings, Inc. (“SHAC”), a third party, whereby SHAC agreed to pay AI Naturals a total fee of $1,250,000 (“Fees”) for the rights to receive reports based on sequenced genetic data related to Psilocybin (“Psilocybin Engine”) in licensed territories, as defined, for a period of 20 years. As of December 31, 2022, AI Naturals had received a total of $916,667 of the Fees. In 2023, SHAC accepted the delivery of the Psilocybin Engine and paid the balance due of the Fees of $333,333.  AI Naturals will recognize revenue of the Fees over a 20-year period beginning in 2023. Contract liability as of June 30, 2024 and December 31, 2023 totaled $1,156,250 and $1,187,500, respectively, comprised of $62,500 and $62,500 included in current liabilities and $1,093,750 and $1,125,000 included in long term liabilities in the accompanying Consolidated Balance Sheets as of June 30, 2024 and December 31, 2023, respectively.

NOTE 7 – STOCKHOLDERS’ EQUITY

Series A Convertible Preferred Stock

On March 31, 2021, the Company’s board of directors approved an amendment to the Articles of Incorporation which (a) authorizes the issuance of up to 10,000,000 shares of preferred stock, $0.0001 par value, which may be issued with such rights, preferences and designation and to be issued in such series as determined by the Board of Directors; (b) provides for the issuance of up to 1,500,000 shares of Series A Convertible Preferred Stock, each share of which is convertible into 40 shares of Common Stock (as adjusted) and has 400 votes (as adjusted) per share; and provides for a classified board of directors Upon the authorization of the preferred stock class, the board of directors extended an opportunity to common stockholders to exchange common stock for preferred stock. The last day to make this selection was June 7, 2021. Certain holders (“Holders”) therefore elected to exchange 32,800,000 common shares for an aggregate of 820,000 shares of Series A Convertible Preferred Stock in 2021. During the six months ended June 30, 2024 and 2023, holders of Series A Convertible Preferred Stock converted 68,155 preferred shares into 2,726,149 common shares, and 5,791 preferred shares into 231,668 common shares, respectively.

Rights and Privileges - The holders of Series A Convertible Preferred Stock have various rights and preferences as follows:

Dividend Provisions - The holders of the Series A Convertible Preferred Stock are entitled to receive dividends in kind or cash when, and if declared by the Company’s board of directors. As of June 30, 2024, no dividends have been declared or paid.

In terms of dividend payment rights, holders of convertible preferred shares are on a parity with holders of common stock.

Voting Rights - Each holder of shares of Series A Convertible Preferred Stock is entitled to 400 votes per share on all matters submitted to a vote of the shareholders of the Company.

The preferred stockholders vote together with common stock as one class on all matters submitted to a vote of the shareholders of the Company.

Liquidation Rights - In the event of any voluntary or involuntary liquidation, dissolution, or winding-up or deemed liquidation event of the Company, the holders of the Series A Convertible Preferred Stock are entitled to receive an amount at the same time and on parity with holders of common stock on an as converted basis. The liquidation preference for the holders of the Series A Convertible Preferred Stock is approximately $126 million as of June 30, 2024.

Conversion Rights - The holders of the Series A Convertible Preferred Stock have the right to convert their shares into shares of common stock of the Company. Each share of preferred stock is convertible at the option of the holder at any time into forty (40) shares of common stock at the initial conversion price, subject to customary adjustments such as, stock splits, stock dividends, combinations or recapitalizations.

Consolidation, Merger, etc. – Should the Company enter into any consolidation, merger, combination, or other transaction in which shares of common stock are exchanges into other stock or cash, then each share of Series A Convertible Preferred Stock shall be exchanged or changed into an amount per share, subject to adjustments, equal to the conversion rate then in effect.

Protective Provisions – So long as the preferred stock as originally issued (as adjusted for any stock splits, stock dividends, combinations or recapitalizations) remains outstanding, the Company shall not alter or change the rights, preferences, privileges and restrictions of any series of Series A Convertible Preferred Stock without the affirmative vote of the holders of two-thirds of the outstanding shares of Series A Convertible Preferred Stock.

Common Stock

GATC Health

The Company has authorized an unlimited number of shares of common stock, $0.0001 par value.

During the six months ended June 30, 2024, the Company sold 1,506,020 shares of common stock to accredited investors at a price of $5.00 per share totaling $7,530,100.

During the six months ended June 30, 2024 and 2023, the Company issued 197,164 and 109,000 common shares valued at $985,820 and $204,375 (based on the estimated fair value of the stock on the date of issuance), respectively, for services rendered.

On March 1, 2023, the Company issued 110,000 common shares valued at $206,250 (based on the estimated fair value of the stock on the date of issuance) for prepaid legal services.

On December 3, 2021, the Company initiated a private offering to sell up to 2,000,000 units at a price of $2.50 per unit.  Each unit consists of two shares of the Company’s common stock, two Class A warrants and two Class B warrants with each warrant entitling the holder to purchase an additional share of common stock at a price of $2.50 and $5.00 per share, respectively, until December 31, 2023. Upon certain events, the warrants are callable at the option of the Company provided that the Company has filed a registration statement covering the common stock underlying the warrants. During the six months ended June 30, 2023, a total of 1,856,300 shares of common stock were sold to accredited investors at a price of $2.50 per unit totaling $4,538,750. No shares were sold for the six months ended June 30, 2024.

During the six months ended June 30 2024 and 2023, the Company incurred offering costs totaling $1,411,026 and $615,378, respectively, in conjunction with its equity financings.

See Note 8 for additional common stock issuances to related parties during the six months ended June 30, 2024 and the year ended December 31, 2023.

GATC West Virginia

On February 28, 2024, GATC WV sold 400,000 shares of its Class B Common Stock to the West Virginia Jobs Investment Trust, a public venture capital fund owned by the state (“WVJIT”) for $5.00 per share, for a total investment of $2 million. The funds are being used for research and development activities. WVJIT has committed to purchase an additional 200,000 shares for each 10 additional full-time employees hired by GATC WV, up to a total of 600,000 additional shares. The Class B Common Stock has no voting rights and no rights upon liquidation or other disposition to the assets of GATC WV, but may be converted, at the option of GATC WV, into the shares of the Company’s common stock held by GATC WV on a one-for-one basis. The investment agreement provides WVJIT with the right to appoint an observer to the GATC WV Board of Directors and requires it to maintain operations in West Virginia for so long as any Class B Common Stock is outstanding.

Options

During the six months ended June 30, 2024, holders of options exercised 533,332 options into 533,332 common shares and paid $399,999. No options were exercised during the six months ended June 30, 2023.

During the six months ended June 30, 2024 and 2023, the Company granted options to purchase 19,168,000 (9,493,000 options issued to employees and 9,675,000 issued to consultants) and 19,243,000 (9,838,000 options issued to employees and 9,405,000 issued to consultants) shares of common stock, valued at $46,858,259 and $15,558,328 (based on the Black-Scholes options pricing method on the date of grant), respectively. The options are exercisable for a period of one to five years at a price of $1.75 to $5.00 per share in whole or in part, and vesting immediately. During the six months ended June 30, 2024 and 2023, the Company recognized $46,682,004 and $15,812,246 in stock-based compensation from vested options.

In February 2024, the Company extended the term on 2,810,000 of its outstanding options that expired in 2024 resulting in a modification of the options valued at $187,076 (based on the Black-Scholes options pricing method on the modification date).

2024 Equity Plan

On March 31, 2024, the Company granted options to purchase 18,000,000 (7,650,000 options issued to employees and 10,350,000 issued to consultants) of the Company’s restricted common shares pursuant to the Company’s 2024 Equity Incentive Plan. The options will vest immediately and are exercisable for five years at $5.00 per share in whole or in part.

2021 Equity Incentive Plan

On February 13, 2023, the Company granted a total of 2,180,000 options to purchase 2,180,000 shares of the Company’s common stock pursuant to the Company’s 2021 Equity Incentive Plan. Employees were issued 2,080,000 of the options that vested on the date of grant. The options are exercisable through February 13, 2028 at $2.00 per share in whole or in part. A consultant was issued 100,000 options that vested on the date of grant. The options are exercisable through February 13, 2028 at $2.00 per share in whole or in part.

The following represents a summary of the options outstanding at June 30, 2024 and December 31, 2023 and changes during the periods then ended:

	Options	Weighted Average Exercise Price	Weighted Average Contract Life (in Years)	Aggregate Instrinsic Value
Outstanding at December 31, 2022	24,148,748	$1.54	3.40	$10,032,924
Granted	19,351,000	2.06	3.90	56,950,000
Exercised	-	-	-	-
Expired/Forfeited	(255,560)	2.16	-	(725,713)
Outstanding at December 31, 2023	43,244,188	$1.77	3.20	$139,802,907
Granted	19,118,000	4.76	4.70	4,670,000
Exercised	(533,332)	0.94	-	-
Expired/Forfeited	-	-	-	-
Outstanding at June 30, 2024	61,828,856	$2.70	3.40	$142,306,245
Exercisable at June 30, 2024	61,758,842	$2.70	3.40	$141,902,044
Expected to be vested	61,828,856	$2.70	3.40	$142,306,245

The Company calculates the fair value of the options using the Black-Scholes option-pricing method. The Black-Scholes option-pricing method requires the use of subjective assumptions, including stock price volatility, the expected life of stock options, risk free interest rate and the fair value of the underlying common stock on the date of grant. The assumptions used in the Black-Scholes option-pricing method is set forth below:

	June 30, 2024	December 31, 2023
Common stock price	$5.00	$5.00
Expected term	0.6 – 5.5 years	0.46 – 2.5 years
Strike price	$0.01 - $5.00	$1.875 - $5.00
Dividend yield	-	-
Risk free rate	3.42% - 5.09%	3.97% - 5.49%
Volatility	70.90% - 74.03%	50.84% - 57.37%

Dividend yield. The Company bases the expected dividend yield assumption on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends on the Company’s common stock.

Volatility. The expected stock-price volatility assumption is derived from the average historical volatilities of publicly traded companies within the Company’s industry that the Company considers to be comparable to the Company’s business over a period approximately equal to the expected term.

Risk-free interest rate. We based the risk-free interest rate assumption on the observed Daily Treasury Yield Curve Rate appropriate for the expected term of the option grants.

Expected term of options. The contractual life of options represents the period of time that the options are expected to be outstanding. Because the Company does not have historic exercise behavior, the Company determines the expected life assumption using the simplified method, which is an average of the contractual term of the option and its ordinary vesting period.

The intrinsic value of stock options is the amount by which the estimated fair value of the stock on the last day of the year exceeded the exercise price of in-the-money stock options outstanding.

Warrants

During the six months ended June 30, 2024, holders of Class A and B warrants exercised 1,601,929 warrants into 1,601,929 common shares and paid $3,628,141.

On December 3, 2021, the Company initiated a private offering to sell up to 2,000,000 units at a price of $2.50 per unit.  Each unit consists of two shares of the Company’s common stock, two Class A warrants and two Class B warrants with each warrant entitling the holder to purchase an additional share of common stock at a price of $2.50 and $5.00 per share, respectively, until December 31, 2023. Upon certain events, the warrants are callable at the option of the Company provided that the Company has filed a registration statement covering the common stock underlying the warrants. During the six months ended June 30, 2023, a total of 1,856,300 shares of common stock were sold to accredited investors at a price of $2.50 per unit totaling $4,538,750. No shares were sold for the six months ended June 30, 2024.

In November 2023, the Company offered a short-term inducement through February 2024 to the Company’s warrant holders in which the Company amended the exercise price of the Class A warrant from $2.50 per share to $2.00 per share and the Class B warrant from $5.00 per share to $4.00 per share. All other terms of the original grants remain the same.

On May 10, 2023, the Company extended the term of its outstanding warrants from December 31, 2023 to December 31, 2026. Management estimates the incremental fair value of this modification to be approximately $3,900,000, and such amounts have been accounted for as equity-related costs.

The warrant modifications were accounted for as capital transactions and had no impact on the statement of operations, with the effects recorded in additional paid-in capital.

The following represents a summary of the Class A and Class B warrants outstanding at June 30, 2024 and December 31, 2023 and changes during the periods then ended:

	Warrants - Class A	Weighted Average Exercise Price	Weighted Average Contract Life (in Years)	Aggregate Instrinsic Value
Outstanding at December 31, 2022	4,030,060	$2.50	4.0	$-
Granted	2,048,300	2.50	3.0	5,120,750
Exercised	(35,400)	2.50	-	-
Expired/Forfeited	-	-	-	-
Outstanding at December 31, 2023	6,042,960	$2.50	3.0	$15,107,400
Granted	-	-	-	-
Exercised	(1,356,454)	2.50	-	-
Expired/Forfeited	-	-	-	-
Outstanding at June 30, 2024	4,686,506	$2.50	2.5	$11,716,265
Exercisable at June 30, 2024	4,686,506	$2.50	2.5	$11,716,265
Expected to be vested	4,686,506	$2.50	2.5	$11,716,265

	Warrants - Class B	Weighted Average Exercise Price	Weighted Average Contract Life (in Years)	Aggregate Instrinsic Value
Outstanding at December 31, 2022	4,030,060	$5.00	4.0	$-
Granted	2,048,300	5.00	3.0	-
Exercised	(1,300)	5.00	-	-
Expired/Forfeited	-	-	-	-
Outstanding at December 31, 2023	6,077,060	$5.00	3.0	$-
Granted	-	-	-	-
Exercised	(245,475)	5.00	-	-
Expired/Forfeited	-	-	-	-
Outstanding at June 30, 2024	5,831,585	$5.00	2.5	$-
Exercisable at June 30, 2024	5,831,585	$5.00	2.5	$-
Expected to be vested	5,831,585	$5.00	2.5	$-

2024 Equity Incentive Plan

On February 14, 2024, the board of directors of the Company authorized the adoption and implementation of the Company’s 2024 Equity Incentive Plan (the “2024 Plan”).  The 2024 Plan has not yet been approved by the stockholders.  The principal purpose of the 2024 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its related companies by providing them the opportunity to acquire a proprietary interest in the Company and to link their interests and efforts to the long-term interests of the Company's shareholders.  Under the 2024 Plan, an aggregate of 20,000,000 shares of the Company's common stock have initially been reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock awards, restricted stock, restricted stock units and other stock and cash-based awards.  In addition, the aggregate number of shares pursuant to the 2024 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1, 2025 and ending on (and including) January 1, 2034 in an amount equal to the increase in the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year. The exercise price for each option may not be less than fair market value of the common stock on the date of grant, and shall vest as determined by the Company’s board of directors but shall not exceed a ten-year period.

On March 31, 2024, the Company granted 18,000,000 options (7,650,000 options issued to employees and 10,350,000 issued to consultants) to purchase 18,000,000 of the Company’s restricted common shares to consultants, valued at $43,635,229 (based on the Black Scholes valuation model on the date of grant) pursuant to the Company’s 2024 Equity Incentive Plan. The options are exercisable for a period of five years at a price of $2.50 to $5.00 per share in whole or in part, and vesting immediately.

As of June 30, 2024, there are 1,950,000 available shares under the 2024 Equity Incentive Plan.

2021 Equity Incentive Plan

On March 31, 2021, the board of directors of the Company authorized the adoption and implementation of the Company’s 2021 Equity Incentive Plan (the “2021 Plan”).  The 2021 Plan was approved by the stockholders on June 4, 2021.  The principal purpose of the 2021 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its related companies by providing them the opportunity to acquire a proprietary interest in the Company and to link their interests and efforts to the long-term interests of the Company's shareholders.  Under the 2021 Plan, an aggregate of 8,000,000 shares of the Company's common stock have initially been reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock awards, restricted stock, restricted stock units and other stock and cash-based awards.  In addition, the aggregate number of shares pursuant to the 2021 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1 of the year following the year in which the IPO Date occurs and ending on (and including) January 1, 2031, in an amount equal to 4.0% of the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year. The exercise price for each option may not be less than fair market value of the common stock on the date of grant, and shall vest as determined by the Company’s board of directors but shall not exceed a ten-year period.

On February 13, 2023, the Company granted a total of 2,180,000 options to purchase 2,180,000 shares of the Company’s common stock pursuant to the Company’s 2021 Equity Incentive Plan. Employees were issued 2,080,000 of the options that vested on the date of grant. The options are exercisable through February 13, 2028 at $2.00 per share in whole or in part. A consultant was issued 100,000 options that vested on the date of grant. The options are exercisable through February 13, 2028 at $2.00 per share in whole or in part.

As of June 30, 2024, there are 2,320,000 available shares under the 2021 Equity Incentive Plan.

NOTE 8 – RELATED PARTY TRANSACTIONS

Other than as set forth below, and as disclosed above, the Company has not entered into or been a participant to a transaction in which a related person had or will have a direct or indirect material interest.

Receivables and Payables

As of June 30, 2024 and December 31, 2023, the Company had accounts payable – related parties balances of $99,921 and $65,875, respectively, primarily for consulting services provided by entities controlled by Company employees.

Product Development

A significant amount of the Company’s product development work is provided by Iris Mind, an entity controlled by Jayson Uffens, the Company’s Chief Technology Officer. During the six months ended June 30, 2024 and 2023, the Company paid Iris Mind $230,611 and $208,152 for monthly consulting services, respectively, with a balance due of $0 and $0 as of June 30, 2024 and December 31, 2023, respectively. In addition, Iris Mind was granted options to purchase 100,000 shares of the Company's common stock for a period of 5 years at $5.00 per share in December 2024, valued at $228,429 (based on the Black Scholes options pricing method on the date of grant). The options vest immediately. During the six months ended June 30, 2024 and 2023, the Company recorded $228,429 and $0, respectively, for these awards.

Consulting Agreement

Evolutionary Analytics, LLC, (“Evolutionary Analytics”) which beneficially owns 10.1% of our Common Stock as of December 31, 2025, is a party to a consulting agreement for support services to our technology team, related to the procurement of qualified individuals or companies who can provide artificial intelligence and other services in connection with the Company’s research and development projects (“Services”). Pursuant to the contract, Evolutionary Analytics is paid a monthly fee plus the amounts paid to the independent contractors that provide the services. Of the monthly payment, Evolutionary Analytics was entitled to $15,000 per month commencing on

September 1, 2020 and then increasing to $20,000 per month in June 2023. In January 2024, the agreement changed from flat fee to invoiced as incurred. During the six months ended June 30, 2024 and 2023, the Company incurred $313,000 and $345,000, respectively, related to the Services.  The Company has a balance owed to Evolutionary Analytics of $78,000 and $37,375 at June 30, 2024 and December 31, 2023, respectively.  The contract is for twelve months and automatically renews for an additional year. In addition, Evolutionary Analytics was granted options to purchase 3,600,000 shares of the Company's common stock for a period of 5 years at $2.00 per share in February 2023 and 3,700,000 five-year options at $5.00 in March 2024. The options vest immediately. During the six months ended June 30, 2024 and 2023, the Company recorded $8,741,132 and $3,014,962, respectively, for these awards.

Copazul Capital Trust and Corporate Money Investments, which beneficially control 11.9% of our Common Stock as of December 31, 2025, were granted options for marketing services to purchase 4,000,000 shares of the Company's common stock for a period of 5 years at $5.00 in March 2024.  The options vest immediately. During the six months ended June 30, 2024 and 2023, the Company recorded $9,449,872 and $0, respectively, for these awards. During the six months ended June 30, 2024 and 2023, the Company paid these entities $37,000 and $80,575 for monthly marketing services, respectively, with a balance due of $0 and $0 as of June 30, 2024 and December 31, 2023, respectively.

Wheatland IT Services LLC and its subsidiary, Kaitain LLC, which are owned by the wife of a Company employee, were granted options for IT and marketing services to purchase 3,200,000 shares of the Company's common stock for a period of 5 years at $2.00 per share in February 2023 and 1,000,000 options for a period of 5 years at $5.00 in March 2024. The options vest immediately. During the six months ended June 30, 2024 and 2023, the Company recorded $2,362,468 and $2,679,966, respectively, for these awards. During the six months ended June 30, 2024 and 2023, the Company paid these entities $39,200 and $7,500 for monthly IT and marketing services, respectively, with a balance due of $3,200 and $3,200 as of June 30, 2024 and December 31, 2023, respectively.

Phillip Trad, a director commencing in March 2024, was paid $131,540 and $105,500 during the six months ended June 30, 2024 and 2023, respectively, with a balance due of $0 and $0 as of June 30, 2025 and December 31, 2024, respectively, for legal services and for cost reimbursements. In addition, Mr. Trad was granted options to purchase 400,000 shares of the Company's common stock for a period of 5 years at $2.50 per share in March 2024, and 26,906 options for a period of 5 years at $6.00 in November 2025. The options vest immediately. During the six months ended June 30, 2024 and 2023, the Company recorded $1,312,673 and $0, respectively, for these awards

Uri Litvak, a director commencing in May 2025, was paid $38,000 and $6,000 during the six months ended June 30, 2025 and 2024, respectively, with a balance due of $0 and $0 as of June 30, 2025 and December 31, 2024, respectively, for legal services and for cost reimbursements. Mr. Litvak was granted options to purchase 200,000 shares of the Company's common stock for a period of 5 years at $5.00 per share in June 2025 that vest over time up to forty-eight months, and 26,906 options for a period of 5 years at $6.00 in November 2025 that vest immediately. During the six months ended June 30, 2025 and 2024, the Company recorded $15,154 and $0, respectively, for these awards. In addition, on June 18, 2024, the Company issued 100,000 common shares valued at $500,000 (based on the estimated fair value of the stock on the date of issuance) for services rendered.

Intellectual Property Asset Purchase Agreement

On May 1, 2024, the Company acquired data and formulations related to potential diagnostics and therapies for diabetes from the Chairman of our Board of Advisors, Dr. Jonathan Lakey, for (1) cash of $180,000, payable at the rate of $5,000 per month commencing May 1, 2024 and ending May 31, 2027; (2) royalties of (a) 1% of net sales of diabetes diagnostics and (b) therapeutics for diabetes at the rate of 0.25% for the first $1 million in sales and 0.5% of any net sales in excess of $1 million; and (3) up to 1,250,000 options to purchase our common stock at $5.00 per share. As of June 30, 2024, 525,000 options were issued and the remaining options may be issued under milestones for development of therapeutics using our technology, and submissions of therapeutics for FDA approval.

NOTE 9 – OPERATING LEASE

Effective August 1, 2021, the Company entered into a 26-month lease for its headquarters located in Irvine, California.  This facility is leased in monthly installments of approximately $7,866 for months 1 through 12, $8,090 for months 13 through 24, and $8,340 for months 25 and 26.  The monthly rent shall be increased by three percent (3%) per annum each succeeding lease year. In accordance with ASC 842, the Company recorded an operating lease ROU asset and related operating lease liability of $158,347.

On April 5, 2022, we agreed to lease 3,462 square feet of office space adjacent to our existing 2,497 square feet of premises until April 2024, at $3.15 per square foot, increasing to $3.34 per square foot over the term of the lease, plus common area charges. In accordance with ASC 842, the Company recorded an operating lease ROU asset and related operating lease liability of $220,550.

On March 18, 2024, via the second amendment to our current lease agreement, we agreed to extend the term of the headquarters lease for an additional period of twenty-six (26) months commencing on April 15, 2024 and expiring on June 14, 2026. This facility is leased in monthly installments of approximately $18,473 for months 1 through 12, $19,027 for months 13 through 24, and $19,598 for months 25 and 26.

Effective June 1, 2023, the Company entered into a three-year lease for laboratory and office space located in Morgantown, West Virginia.  This facility is leased in monthly installments of approximately $13,836 and allows for two options to renew for additional three year terms with an increase in rental rate based on the Consumer Price Index – Seasonably adjusted US City average for All Items For All Urban Consumers for the South Region.  In accordance with ASC 842, the Company recorded an operating lease ROU asset and related operating lease liability of $436,676.

Effective May 1, 2024, the Company entered into a 12-month lease for office space located in Draper, Utah 84020. The office is leased in installments of approximately $1,759 per month.

Most of our technical and scientific staff currently work remotely. We anticipate that in the future the Company may be required to lease office space for our technical and scientific staff.

The components of lease expense and supplemental cash flow information related to leases for the period are as follows:

In accordance with ASC 842, the components of lease expense were as follows:

	Six Months ended June 30,
	2024	2023
Operating lease expense	$174,190	$119,265

In accordance with ASC 842, other information related to leases was as follows:

Six Months ended June 30,	2024	2023
Operating cash flows from operating leases	$152,673	$129,678
Cash paid for amounts included in the measurement of lease liabilities	$152,673	$129,678

Weighted-average remaining lease term—operating leases	1.96 years	1.56 years
Weighted-average discount rate—operating leases	6.8%	10%

In accordance with ASC 842, maturities of operating lease liabilities as of June 30, 2024 were as follows:

Operating
Year ending:	Lease
2024	$193,850
2025	392,133
2026	184,481
Total undiscounted cash flows	$770,465

Reconciliation of lease liabilities:
Weighted-average remaining lease terms	1.96 years
Weighted-average discount rate	6.8%
Present values	$721,619

Lease liabilities—current	$352,447
Lease liabilities—long-term	369,172
Lease liabilities—total	$721,619

Difference between undiscounted and discounted cash flows	$48,846

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Legal

From time to time, various lawsuits and legal proceedings may arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm the Company’s business. The Company is currently not aware of any legal proceedings or claims that it believes will have a material adverse effect on its business, financial condition or operating results.

License Agreement Revenue Sharing

On July 13, 2023, the Company entered into a License Agreement (“License Agreement”) with Liquid Bioscience, Inc. under which the Company acquired the worldwide, exclusive license to use the licensed biomarkers for the intersections of medical conditions and usage fields specified in each biomarker to further develop and commercialize products.  The License Agreement provides for revenue sharing payments of thirty (30) percent of the value of income generated in the therapeutic usage field for addiction medical condition and ten (10) percent of the value of income generated in each of the following: (1) therapeutic usage field for any medical condition other than addiction, (2) disease risk prediction usage field, and (3) therapeutic response prediction usage field. The term of the agreement shall continue until the patent in the intellectual property expires, unless terminated sooner under the provisions of the agreement, as defined. As of June 30, 2024, the Company had no revenue attributable to the License Agreement, and therefore, no amounts owing under the License Agreement.

Ownership of Certain GATC Intellectual Property

On February 15, 2024, in exchange for exercising a large block of warrants, the Company provided a warrant holder a 1.5% ownership interest in its opioid use disorder molecules, a 0.75% ownership interest in its Alzheimer molecule, and a 0.75% ownership interest in the PTSD disorder molecule. As of the date of this filing, all of these drugs are in early-stage discovery and pending capital partners.

NOTE 11 – CONSOLIDATION OF VARIABLE INTEREST ENTITY

On July 24, 2020, the Company entered into a licensing agreement with AI Naturals, pursuant to which AI Naturals was issued 2 million shares of our Common Stock and which agreement required AI Naturals to pay the Company 80% of AI Naturals’ gross revenues. The licensing agreement is perpetual. AI Naturals’ Engine is marketed to assist medical professionals in recommending the use of specific cannabis products such as CBD to optimize health and wellness. In January 2022, the Company entered into an agreement with AI Naturals to develop a psylocibin Engine for SHAC on behalf of AI Naturals as AI Naturals does not have the technological resources to fulfill its contract with SHAC. AI Naturals and SHAC have entered into a service agreement pursuant to which the latter will have the exclusive North America rights to results from the psylocibin Engine, subject to minimum annual payments to AI Naturals. On May 5, 2022, we amended the licensing agreement to clarify that AI Naturals’ license includes psylocibin and other Schedule I controlled substances as well as herbal remedies but reserving to us any synthetic versions of such pharmaceuticals. In connection with the amendment, the Company issued 2,000,000 shares of its Common Stock to AI Naturals, with 400,000 of such shares subject to forfeiture should AI Naturals not attain revenue targets.  In 2022, the Company earned licensing revenues of $137,500 from AI Naturals; this amount was eliminated from our consolidated financial statements due to the characterization of AI Naturals as a variable interest entity. We agreed to reduce the royalty in February 2023 to 15% because the 80% royalty did not leave that company with sufficient working capital to seek more sublicensing arrangements, and we earned $50,000 in fiscal year 2023 from this license.  Through the date of this filing, no additional royalties have been earned.

AI Naturals was financed through issuance of shares of common stock. Shares were purchased by a combination of Company related parties and third parties. During 2021 and 2022, Health provided AI Naturals with $178,000 of cash to help AI Naturals cover some cash shortfalls. As AI Naturals’ equity investment at risk on June 6, 2019 and thereafter was not sufficient to permit AI Naturals to finance its activities without subordinated financial support, AI Naturals was considered a variable interest entity in which we held a significant variable interest through the Royalty License Agreement. We do not own any equity interest in AI Naturals; however, as the agreements described above and common management provided us the controlling financial interest in AI Naturals, we are the primary beneficiary of AI Naturals. As a result, we consolidate AI Naturals’ balances and activity within our consolidated financial statements. All intercompany balances and activity between the Company and AI Naturals have been eliminated upon consolidation.

The issuance of 2 million shares of the Company’s common stock to AI Naturals in 2020, resulted in a gain on sale of intellectual property of AI Naturals to the Company. AI Naturals recorded an income tax payable and uncertain tax position liability totaling $1,865,088 resulting from unrecognized income in 2020 and penalties and interest.

The carrying amount of the VIE’s consolidated assets and liabilities are as follows:

	June 30, 2024	December 31, 2023
ASSETS
Cash and cash equivalents	$2,973	$15,281
Other current assets	7,000	7,000
Note receivable – related party	37,268	37,268
Fixed assets	23,383	27,601
Total assets	$70,624	$87,150
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Accounts payable	$153,028	$161,096
Contract liability (Note 6)	62,500	62,500
Contract liability, net of current portion (Note 6)	1,093,750	1,125,000
Income tax payable	1,865,088	1,865,088
Total stockholders’ deficit	(3,103,742)	(3,126,334)
Total Liabilities and stockholders’ deficit	$70,624	$87,150

NOTE 12 – SEGMENT REPORTING

In accordance with criteria under Topic ASC 280, Segment Reporting, which establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. The Company’s chief operating decision maker ("CODM") has been identified as the Chairman. The Company's CODM reviews consolidated results to assess performance, make decisions, and allocates operating and capital resources of the Company as a whole, therefore, there is only one reportable segment. The CODM does not distinguish its principal business activities for the purpose of internal reporting and uses net loss to allocate resources in the annual budgeting and forecasting process, along with using that measure as a basis for evaluating financial performance quarterly by comparing the actual results with historical budgets. Significant segment expenses that are provided to CODM on a regular basis and are included within reported measure of segment profit or loss are marketing, research and development, and general and administrative. The consolidated statements of operations for the six months ended June 30, 2024 and 2023, reflect the significant segment expenses and other segment items, as well as the consolidated balance sheets as of June 30, 2024 and December 31, 2023, for the one reportable segment.

NOTE 13 – SUBSEQUENT EVENTS

The Company evaluated all material events or transactions that occurred after June 30, 2024 up through the date the consolidated financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events or subsequent events required to be disclosed as of and for the period ended June 30, 2024 except for the following:

Common Stock

Subsequent to June 30, 2024, the Company issued 1,219,337 common shares valued at $5,984,185 (based on the estimated fair value of the stock on the date of grant) for services rendered.

Subsequent to June 30, 2024, the Company sold 3,834,478 shares of common stock to accredited investors at a price of $5.00 per share totaling $19,195,832.

Series A Convertible Preferred Stock

Subsequent to June 30, 2024, holders of Series A Convertible Preferred Stock converted 20,000 preferred shares into 800,000 common shares.

Options

Subsequent to June 30, 2024, the Company granted a total of 29,391,794 options to purchase 29,391,794 shares of the Company’s common stock. Employees were issued 14,240,066 of the options of which 13,045,066 vested on the date of grant and 1,195,000 will vest for a period of one to four years. The options are exercisable for a period of five years at a price of $0.01 to $6.00 per share in whole or in part. Consultants were issued 15,151,728 options of which 14,806,728 vested on the date of grant and 345,000 will vest for a period of one to four years. The options are exercisable for a period of three to four years at a price of $2.50 to $10.00 per share in whole or in part.

Subsequent to June 30, 2024, the Company’s Chief Operating Officer exercised 100,000 options into 100,000 common shares and paid $1,000.

Subsequent to June 30, 2024, holders of options exercised 25,000 options into 25,000 common shares and paid cash of $23,438.

On December 18, 2024, the Company extended the term of 55,987,012 of its outstanding options to December 31, 2029 and reduced the exercise price on certain awards from $2.50 to $0.01 resulting in a modification of the options valued at $15,014,752 (based on the Black Scholes options pricing method on the modification date).

Warrants

Subsequent to June 30, 2024, holders of Warrant A exercised 2,000 warrants into 2,000 common shares and paid cash of $4,000.

Services Agreement

On October 9, 2024, the Company entered into a Services Agreement with a third party whereby the Company will receive a total fee of $150,000 to provide in silico analytic services and produce a report to help predict potential study subject interactions. The Company will be paid $50,000 upon delivery of the report and the remaining $100,000 will be paid upon the first to occur of (a) the third party binds an agreement for insurance coverage, or (b) third party raises a minimum of $5 million for clinical trials.

Asset Purchase Agreement

On November 25, 2024, the Company entered into an Asset Purchase Agreement with a third party, whereby the Company acquired certain AI for drug development and drug derisking assets from the third party for (1) cash of $175,000, with $14,587 due upon execution of the Asset Purchase Agreement and the remaining balance payable at a rate of $14,583 per month commencing December 1, 2024 and ending October 1, 2025, and (2) royalties of 2.5% of net revenue from its cGMP assets.

Joint Venture Agreement

On June 19, 2025, the Company entered into a Joint Venture Agreement with Aionis Bio, LLC (“Aionis Bio”) as it relates generally to therapeutics, and more particularly, to compounds and methods for treating ailments such as pain and addiction.  The Company will contribute all of its rights, title, and interest in and to the patents, including all applications, reexaminations, reissues, and continuations thereof, throughout the world. GATC Health Corp also represents that it will assign all future know how and Intellectual Property related to current Intellectual Property to the Company. A provisional patent application was filed with USPTO on June 13, 2025.  Aionis Bio is a separate legal entity under joint control of the two venturers, the venturers exercise joint control as each joint venturer participates directly in the overall management of the joint venture, and all strategic decisions require both venturers to approve.

AI Naturals

On July 16, 2025, the Company terminated the royalty agreement with AI Naturals and entered into a master services agreement.  As a result of the termination of the royalty agreement, management believes that the Company no longer has a variable interest in AI Naturals. Accordingly, in accordance with ASC 810-10-40-5, the Company will not consolidate AI Naturals’ balances and activities within our consolidated financial statements. In addition, as the Company does not hold any equity interests in AI Naturals, there is no gain or loss upon deconsolidation.

Services Agreement

On May 27, 2022, the Company entered into a Services Agreement (“Services Agreement”) and a Stock Grant Agreement (“Stock Grant”) (collectively, the “Agreements”) with Akon Lighting, Inc. (“Akon”) whereby the Company will perform testing of human saliva, blood, or other biologic liquid or tissue obtained from end user data samples delivered by Akon. The Agreements shall commence as of the effective date and shall continue in full force and effect for a period of 2 years which shall renew for additional 5-year periods provided Akon delivers a minimum 1 million data samples. In connection with the Agreements, the Company issued Akon 823,756 common shares and granted Akon options to purchase 1,235,634 shares of common stock and each shall vest should Akon deliver 1 million data samples through December 31, 2025. The options are exercisable through December 31, 2027 at a price of $2.00 per share in whole or in part. As of the date of this filing, Akon has not delivered a minimum 1 million data samples, and therefore, the Service Agreement has terminated, and none of the common shares or options have vested. As of December 31, 2025, Akon failed to deliver the minimum 1 million data samples and therefore, the Agreements were terminated and no common shares or options were issued.

Ownership of Certain GATC Intellectual Property

On July 18, 2025, the Company entered into a Consulting Agreement with a third party for an initial six month term that provides for (1) a grant of options purchase 250,000 shares of the Company's common stock for a period of 3 years at $5.00, (2) a monthly retainer of $10,000 payable as $5,000 cash and 1,000 shares of the Company’s common stock valued at $5 per shares, (3) and a 1.00% ownership interest in its opioid use disorder molecules, a 1.00% ownership interest in its Alzheimer molecule, a 1.00% ownership interest in the PTSD disorder molecule, a 1.00% ownership interest in the ALS molecule, and a 1.00% ownership interest in the black lung disease molecule. As of the date of this filing, all of these drugs are in early-stage discovery and pending capital partners.

Item 4.

EXHIBITS

Exhibit No.	Exhibit Description
2.1	Amended and Restated Certificate of Incorporation(1)
2.2	Bylaws(1)
2.3	Amendment to Articles of Incorporation increasing authorized common stock to unlimited amount(3)
2.4	Amendment to designation statement for Series A Preferred to clarify conversion feature(3)
5.1	Voting Trust Agreement dated October 23, 2023(3)
6.1	2021 Equity Incentive Plan(1)
6.2	Form of GATC Health Inc. Convertible Debentures (1)
6.3	GATC Health Corp. Convertible Debenture Purchase Agreement(1)
6.4	Intellectual Property Asset Purchase Agreement dated July 24, 2020 between GATC Canna, GATC Rx. And Frèlii, Inc.(1)
6.5	Assignment Agreement dated July 24, 2020 between Frèlii, Inc (Assignor) GATC Canna and GATC Rx. (Assignors)(1)
6.6	Assignment Agreement dated November 5, 2020 between Frèlii, Inc (Assignor) and the Company (Assignee)(1)
6.8	License Agreement dated July 24, 2020 between GATC Health Corp. and AI Naturals(1)
6.12	Amended and Restated License Agreement with AI Naturals(3)
6.13	Form of Class A Warrants, as amended (3)
6.14	Form of Class B Warrants, as amended (3)
6.15	Consulting Agreement with former Director Gerry Martin(2)
6.16	Revised Consulting Agreement with Director and Interim CEO John Stroh(2)
6.17	Consulting Agreement with Director Dennis Locke(2)
6.19	Consulting Agreement with Jeff Moses(2)
6.2	Form of Option Agreement (2)
6.21	Agreement and Plan of Reorganization dated March 15, 2022 between the Company and GATC DB Care Corp (2)
6.22	Services Agreement dated May 27, 2022 between the Company and Akon Lighting, Inc.(2)
6.23	License Agreement dated July 25, 2022 between the Company and Intelligent Materials Solutions, Inc.(2)
6.24	Promissory Note dated January 25, 2022 from AI Naturals(2)
6.25	Promissory Note dated April 19, 2022 from AI Naturals(2)
6.26	Amendments to License Agreement with AI Naturals (3)
6.27	2024 Equity Incentive Plan (3)
6.28	Technology and Paymaster Services Agreement dated November 1, 2023 with IrisMind, LLC (3)
6.29	Class B Common Stock Purchase Agreement dated February 27, 2024 between GATC West Virginia, Inc. and the West Virginia Jobs Investment Trust (3)
6.3	Letter Agreement dated March 21, 2024 with Stifel, Nicolaus & Company, Incorporated as financial advisor and exclusive financing agent (3)
6.31	License Termination Agreement dated July 16, 2025 effective February 12, 2023 between GATC Health Corp and AI Naturals (5)
6.32	Employment Agreement dated February 10, 2025 with Dr. Rahul Gupta and related Consulting Agreement (5)
6.33	Employment Agreement dated June 5, 2025 with Gerald DeCiccio and related Consulting Agreement (5)
9.1	Letter from Indigo Spire CPA Group, LLC regarding change in auditors (2)
9.2	Letter from Macias Gini & O’Connell LLP regarding change in auditors (4)

(1)Incorporated by reference to such exhibit as filed with Amendment No. 1 to Form 1-A filed on July 26, 2021.

(2)Incorporated by reference to such exhibit as filed with our semi-annual report on Form 1-SA for the six months ended June 30, 2022

(3)Incorporated by reference to such exhibit as filed with our Form 1-K for the year ended December 31, 2022.

(4)Incorporated by reference to such exhibit as filed with our Current Report on Form 1-U dated December 1, 2023.

(5)Incorporated by reference to such exhibit as filed with our Form 1-K for the year ended December 31, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GATC HEALTH CORP

By:	/s/ Jayson Uffens
Jayson Uffens
Chairman of the Board and Chief Technology Officer
March 12, 2026

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Jayson Uffens
Jayson Uffens, Chairman of the Board and Chief Technology Officer
(principal executive officer)
March 12, 2026

By:	/s/ Gerald DeCiccio
Gerald DeCiccio, Chief Financial Officer
(principal accounting and financial officer)
March 12, 2026